UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

DEUTSCHE TELEKOM AG
(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Deutsche Telekom First three quarters of 2006.

9M
06

Group Report
January 1 to September 30, 2006

Deutsche Telekom

Deutsche Telekom First three quarters of 2006

Deutsche Telekom at a glance.

a              Since figures are rounded, totals may differ.

b             For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 44 et seq.

Deutsche Telekom First three quarters of 2006

Deutsche Telekom at a glance.

At a glance

	Third quarter of 2006			First three quarters of 2006
	Q3 2006 millions of €	Q3 2005 millions of €	Change %	Q1 - Q3 2006 millions of €	Q1 - Q3 2005 millions of €	Change %	FY 2005 millions of €
Net revenue	15,480	15,056	2.8	45,452	44,087	3.1	59,604
Domestic	8,386	8,397	(0.1)	24,733	25,425	(2.7)	34,183
International	7,094	6,659	6.5	20,719	18,662	11.0	25,421
EBIT (profit from operations)	1,989	2,790	(28.7)	6,392	7,649	(16.4)	7,622
Special factors affecting EBIT(a)	(358)	(121)	n.a.	(518)	(147)	n.a.	(2,546)
Adjusted EBIT (profit from operations)(a)	2,347	2,911	(19.4)	6,910	7,796	(11.4)	10,168
Adjusted EBIT margin(a)(%)	15.2	19.3		15.2	17.7		17.1
Profit (loss) from financial activities	(718)	384	n.a.	(2,058)	(783)	n.a.	(1,410)
Profit before income taxes	1,271	3,174	(60.0)	4,334	6,866	(36.9)	6,212
Depreciation, amortization and impairment losses	(2,752)	(2,590)	(6.3)	(7,986)	(7,734)	(3.3)	(12,497)
of property, plant and equipment	(2,097)	(1,982)	(5.8)	(6,084)	(5,889)	(3.3)	(8,070)
of intangible assets	(655)	(608)	(7.7)	(1,902)	(1,845)	(3.1)	(4,427)
EBITDA(b)	4,741	5,380	(11.9)	14,378	15,383	(6.5)	20,119
Special factors affecting EBITDA(a)(b)	(358)	(121)	n.a.	(508)	(147)	n.a.	(610)
Adjusted EBITDA(a)(b)	5,099	5,501	(7.3)	14,886	15,530	(4.1)	20,729
Adjusted EBITDA margin(a)(b)(%)	32.9	36.5		32.8	35.2		34.8
Net profit	1,945	2,442	(20.4)	4,029	4,595	(12.3)	5,584
Special factors(a)	965	952	1.4	1,037	954	8.7	921
Adjusted net profit(a)(€)	980	1,490	(34.2)	2,992	3,641	(17.8)	4,663

	0.44	0.57	(22.8)	0.93	1.08	(13.9)	1.31

Cash capex(d)	(1,950)	(1,686)	(15.7)	(5,919)	(6,601)	10.3	(9,269)
Net cash from operating activities	3,553	4,267	(16.7)	9,241	10,082	(8.3)	14,998
Free cash flow (before dividend payments)(e)	1,603	2,581	(37.9)	3,322	3,481	(4.6)	5,729

Equity ratio(f)(%)	—	—		41.1	36.9		36.4
Net debt(e)	—	—		38,269	40,795	(6.2)	38,639

	Sept. 30, 2006	June 30, 2006	Change Sept. 30, 2006/ June 30, 2006%	Dec. 31, 2005	Change Sept. 30, 2006/ Dec. 31, 2005%	Sept. 30, 2005	Change Sept. 30, 2006/ Sept. 30, 2005%
Number of employees at balance sheet date
Deutsche Telekom Group	250,483	249,991	0.2	243,695	2.8	243,418	2.9
Non-civil servants	207,990	207,073	0.4	197,741	5.2	197,118	5.5
Civil servants	42,493	42,918	(1.0)	45,954	(7.5)	46,300	(8.2)

Number of fixed-network and mobile customers
Telephone lines(g)(millions)	52.3	53.2	(1.7)	54.8	(4.6)	55.5	(5.8)
Broadband lines(h)(millions)	10.6	10.0	6.0	8.6	23.3	7.8	35.9
Mobile customers(i)(millions)	91.6	90.2	1.6	87.6	4.6	84.1	8.9

Deutsche Telekom First three quarters of 2006

a                     For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, the adjusted EBITDA margin as well as special factors affecting profit or loss and the adjusted net profit, please refer to “Reconciliation of pro forma figures,” page 44 et seq.

b                    Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses.

c                     One ADS (American Depositary Share) corresponds in economic terms to one ordinary share of Deutsche Telekom AG.

d                    Cash outflows for investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.

e                     For detailed information, please refer to “Reconciliation of pro forma figures,” page 47 et seq.

f                       Based on shareholders’ equity excluding amounts earmarked for dividend payments, which are treated as current liabilities.

g                    Telephone lines of the Group (including ISDN channels), including for internal use.

h                    Broadband lines in operation, including Germany, Eastern and Western Europe.

i                        Number of customers of the fully consolidated mobile communications companies of the Mobile Communications strategic business area. For an explanation of the change in the method for counting mobile customers as of 2006, please refer to page 22.

Deutsche Telekom First three quarters of 2006

Telekom 2010.

“We shape the information and telecommunications industry as Europe’s number one and the leading services company in the industry.” To create the necessary framework for becoming Europe’s leading telecommunications provider in terms of both revenue and earnings, Deutsche Telekom has launched its program Telekom 2010.

The implementation of this new strategy involves seven areas of action.The program focuses on Germany, Europe and the United States, Deutsche Telekom’s core consumer markets, and on the international business customer segment. In addition, it will address three major challenges: innovation, service, and efficiency.

Germany — Despite fierce competition and new business models developing on the market, the Group will defend its market leadership and leverage revenue-related synergies. Besides an attractive package consisting of fixed-network and mobile communications services with an improved level of service, the Group will launch new products and rates such as T-Home, Internet-based value-added services and mobile Internet. Deutsche Telekom is fully leveraging the convergence between fixed-line and mobile communications services and further developing its sales channels in order to reach all potential customers in all areas.

Europe — Revenue market shares will be sustainably expanded and the Group’s market position in Eastern Europe secured. In the European mobile communications markets in which Deutsche Telekom is present, it pursues a clear attacking strategy focusing on fixed-network substitution and an extended product portfolio. Depending on the individual market situation, the customer base will be leveraged to enter broadband markets.

United States — T-Mobile USA’s revenue market shares will be increased and the company developed into the Group’s largest business unit in the consumer market. The frequencies acquired in the spectrum auction in the United States will result in higher network capacity, allowing the company to add attractive 3G services to its portfolio.

Business customers — The aim is to defend the Group’s market position in Germany and become one of the top three providers in selected customer segments. T-Systems will focus more on defined sectors, including the automotive industry and the public sector, while offering a comprehensive portfolio of integrated IT and telecommunications services.

Innovation — As an innovation leader, Deutsche Telekom shapes markets by focusing on the industry’s large fields of innovation: IPTV, mobile Internet, and ICT services. The potential for convergent products and solutions will be fully exploited. Deutsche Telekom will focus systematically on new business development.

Service — Improving the quality of service is one of the primary objectives. By early 2008, 80 percent of all customer inquiries are to be resolved upon initial contact with Deutsche Telekom (first-done rate). To this end existing measures, such as customer relationship management will be systematically expanded. The Group will benefit from T-Mobile USA’s successful service models, introduce new process models at T-Com, and exploit the advantages of an integrated customer database spanning all the business areas.

Efficiency — Deutsche Telekom will reduce its structural costs in production, IT, sales, marketing, and shared services considerably by 2010.

Deutsche Telekom First three quarters of 2006

Telekom 2010 is the successor to the Excellence Program, which brought together the Group’s core transformation activities. The success achieved under the Excellence Program is the foundation of Telekom 2010. For instance, in the third quarter of 2006 T-Com introduced its new 3x3 rate system, a collection of complete packages, and launched its triple-play service T-Home in October 2006. T-Mobile’s calling plans such as the Max flat rate and the extended Relax rates have contributed significantly to improving the price image of mobile communications. In late August 2006, an integrated customer database was introduced that will help to improve the quality of service and enable more effective cross and up-selling. The ground was prepared for a reduction in internal IT costs and on the production side, preparations for the Next Generation Network completed. The Group’s workforce restructuring program is running according to plan.

The Group’s management is being restructured concurrently with the launch of Telekom 2010. Besides managing the Business Customers strategic business area, Lothar Pauly is now also responsible worldwide for networks, IT, and procurement. T-Mobile’s CEO René Obermann is in charge of the T-Punkt shops and trading partners in Germany. Chairman of the Board of Management Kai-Uwe Ricke now also coordinates Group-wide brand management, advertising planning, and the advertising budget.

Deutsche Telekom First three quarters of 2006

Contents.

• Developments in the Group
• Highlights
• Business developments
• Overall economic situation / industry situation
• Group
• Strategic business areas
— Mobile Communications
— Broadband/Fixed Network
— Business Customers
— Group Headquarters & Shared Services
• Outlook
— Highlights after the balance sheet date (September 30, 2006)
— Development of revenue and profit
• Risk situation
• Reconciliation of pro forma figures
— EBITDA and EBITDA adjusted for special factors
— Special factors
— Free cash flow
— Gross and net debt
• T-Share price performance
• Corporate governance
• Consolidated financial statements
— Accounting in accordance with IFRS
— Changes in the composition of the Group
— Selected notes to the consolidated income statement
— Other disclosures
— Selected notes to the consolidated balance sheet
— Selected notes to the consolidated cash flow statement
— Segment reporting
• Investor Relations calendar
• Glossary

Deutsche Telekom First three quaters of 2006

Developments in the Group.

•                                          Net revenue: plus 3.1 percent year-on-year from EUR 44.1 billion to EUR 45.5 billion.

•                                          Group EBITDA adjusted for special factors1: minus 4.1 percent year-on-year from EUR 15.5 billion to EUR 14.9 billion; Group EBITDA down from EUR 15.4 billion to EUR 14.4 billion.

•                                          Net profit adjusted for special factors1 down year-on-year from EUR 3.6 billion to EUR 3.0 billion; net profit down from EUR 4.6 billion to EUR 4.0 billion.

•                                          Free cash flow2 before dividend payments: minus EUR 0.2 billion year-on-year from EUR 3.5 billion to EUR 3.3 billion.

•                                          Net debt3 down from EUR 40.8 billion at September 30, 2005 to EUR 38.3 billion.

This development was again the result of two offsetting trends:

•                                          Proportion of net revenue generated outside Germany up from 42.3 percent to 45.6 percent.

•                                          Within Germany:

•                                          Revenue down by 2.7 percent year-on-year from EUR 25.4 billion to EUR 24.7 billion in the first nine months of 2006 as a result of high pressure from competition and on prices; almost unchanged in the third quarter at EUR 8.4 billion.

•                                          Adjusted for special factors, EBITDA of subsidiaries based in Germany down by 8.0 percent year-on-year from EUR 10.0 billion to EUR 9.2 billion in the first nine months.

•                                          Outside Germany:

•                                          Revenue up by 11.0 percent year-on-year from EUR 18.7 billion to EUR 20.7 billion in the first nine months of 2006.

•                                          Adjusted for special factors, EBITDA of subsidiaries based outside Germany up by 2.8 percent year-on-year from EUR 5.5 billion to EUR 5.7 billion.

1                     For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, the adjusted EBITDA margin and special factors affecting net profit/loss after income taxes and the adjusted net profit, please refer to “Reconciliation of pro forma figures,” page 44 et seq.

2                     Deutsche Telekom defines free cash flow as cash generated from operations less interest paid and cash outflows for investments in property, plant and equipment, and intangible assets (excluding goodwill). For calculation of free cash flow, please refer to “Reconciliation of pro forma figures,” page 47.

3                     For detailed information, please refer to “Reconciliation of pro forma figures,” page 48.

Deutsche Telekom First three quaters of 2006

Highlights.

Events in the third quarter of 2006.

Group

Vienna arbitration court strengthens Deutsche Telekom’s position with regard to Polska Telefonya Cyfrowa Sp.zo.o. (PTC).

•                  On June 6, 2006, a court of arbitration in Vienna issued a final partial judgment stating that the exercise by T-Mobile Deutschland of a call option on Elektrim S.A.’s share of approximately 48 percent in PTC on February 15, 2005 was effective. Consequently, representatives of Deutsche Telekom have since taken over the positions of Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of PTC. Please refer to the “Outlook” section for more information regarding the development of the situation after September 30, 2006.

Share buy-backs following T-Online merger.

•                  On August 25, 2006, Deutsche Telekom AG completed the share buy-back program that was launched on August 14 2006. The program was announced in October 2004 and was intended to buy back the T-Shares issued in the course of the merger of T-Online International AG into Deutsche Telekom AG in order to prevent an increase in the number of Deutsche Telekom shares subsequent to the merger. By August 25, 2006, a total of 62,730,182 shares with a proportionate amount of the share capital of EUR 160,589,265.92, i.e., approximately 1.4 percent of the share capital, had been repurchased at an average price of EUR 11.29 for a total consideration of EUR 708,334,785.39.

Long-term rating.

•                  On September 11, 2006, Standard & Poor’s changed its outlook for Deutsche Telekom AG’s long-term rating from stable to negative, citing higher-than-anticipated expenditure for the auctioning of mobile communications licenses in the United States and the adjustment of the Company’s guidance for 2006 and 2007. The long-term ratings with Fitch and Moody’s remained unchanged in the reporting period at A- and A3, respectively.

Medium-term note issue.

•                  In July 2006, Deutsche Telekom took advantage of the favorable market environment to issue a medium-term note of GBP 250 million. The seven-year bond was issued as part of the existing debt issuance program and successfully placed by the participating banks.

Staff restructuring continues.

•                  The Group is continuing to implement its staff restructuring program, with staff adjustments affecting a total of 32,000 jobs to take place on a voluntary basis, e.g., through a redundancy payment scheme. The special redundancy payment program of Deutsche Telekom AG, “Abfindung spezial,” expired on August 31, 2006. The redundancy model with increased redundancy payments for T-Systems Enterprise Services and T-Systems Business Services expires on December 31, 2006. The build-up of expanding business areas, such as T-Punkt Vertriebsgesellschaft, and the restructuring of T-Com are being implemented as scheduled.

4,300 trainees start their career at Deutsche Telekom.

•                  Deutsche Telekom’s trainees started their training year on September 1, 2006 in twelve different professions and study courses that combine theory with practice. This is the first year of the new business diploma in dialog marketing. Deutsche Telekom has also increased the number of traineeships by 300 compared with the prior year. Most

Deutsche Telekom First three quaters of 2006

of these traineeships are for retail staff for T-Punkt Vertriebsgesellschaft. With some 12,000 trainees each year, Deutsche Telekom is one of the largest providers of vocational training in Germany and hence is an investor in the future of Germany’s society.

Deutsche Telekom First three quarters of 2006

Mobile Communications

End of Auction 66 in the United States.

•                  T-Mobile USA is well positioned to continue expanding its business. The company acquired a large amount of additional spectrum for data and voice services in Auction 66. T-Mobile USA acquired a total of 120 licenses in various regional classes around the country for a total of USD 4.2 billion, or around EUR 3.3 billion. The costs for T-Mobile USA in dollars per MHz of spectrum per person of population (POP) of USD 0.63 were considerably lower than in most of the previous spectrum auctions in the United States and as such were at the lower end of analysts’ expectations at the beginning of the auction. T-Mobile USA more than doubled its frequency spectrum in the top 100 markets in the United States. The roll-out of the mobile broadband network has already started and most of the work will be completed in 2007 and 2008. T-Mobile USA is budgeting around EUR 2.1 billion for the roll-out from 2006 to 2009.

T-Mobile once again rated best mobile communications network in Germany.

•                  T-Mobile’s network in Germany was once again rated the best GSM mobile communications network in this year’s quality test in the October 2006 issue of the “connect” magazine. The test results were based on test runs on autobahns, major and minor roads, as well as on train routes throughout the entire country in August 2006.

Broadband/Fixed Network

Entering the triple-play era.

•                  T-Com entered the triple-play era in the third quarter of 2006, introducing packages combining voice communication, Internet access, and television via Internet (IPTV) in Germany, France, and Croatia. IPTV and related services are provided in Germany and France on the basis of a common platform developed by Microsoft. The new triple-play packages contain features such as time shift TV and an electronic program guide (EPG). In Hungary, Magyar Telekom introduced a triple-play offer on November 6, 2006, while Slovak Telekom is planning to launch a triple-play package in Slovakia at the end of 2006. Preparations for the launch of a triple-play product were also systematically continued in Spain in the third quarter of 2006.

Launch of the new “3x3 complete packages.”

•                  Following the successful merger of T-Online International AG into Deutsche Telekom AG, T-Com launched a fully integrated product portfolio on the market introducing its new complete packages. T-Com is systematiccally focusing its product portfolio on what customers want—simple, attractive prices and, in particular, first-rate service, for example the complete installation of all hardware and software components at a fixed rate. T-Com has been offering custommers new complete packages since mid-September 2006, each consisting of three Call & Surf options for telephony and Internet communication. Within four weeks, one million customers had already ordered one of the new offers, the majority opting for one of the attractive packages bundling voice and Internet communication.

Deutsche Telekom First three quarters of 2006

Launch of the innovative T-One product.

•                  T-One, the innovative convergence product launched at the beginning of August 2006, is T-Com’s first fixed-mobile convergence product and the first dual-phone service introduced throughout Germany that allows customers to use fixed-line and mobile telephony with a single handset. The advantages of the convergence solution are obvious: one line, one telephone, one voicemail box, one bill. Thanks to two different product options, T-One can be used with a traditional telephone line or as a DSL-based service. Both plans are enhanced by a mobile communications component allowing customers to use T-One also while on the move.

Regulatory order on IP bitstream access.

•                  On September 13, 2006, the Federal Network Agency announced a regulatory order obliging Deutsche Telekom AG to grant competitors IP bitstream access, i.e., IP-based unbundled broadband access, on request. IP bitstream access enables competitors to offer access to the Internet, especially broadband access, to end users, and primarily targets the mass market. The order requires Deutsche Telekom AG to grant IP bitstream access on non-discriminatory terms and to submit its rates for such access services to the Federal Network Agency for advance approval, whereby the rates must be based on the costs of efficient service provision. Deutsche Telekom AG is of the opinion that it has been marketing such an IP bitstream offer since mid-2004 with the wholesale combination of DSL resale and T-DSL ZISP. Deutsche Telekom AG is required to submit a reference offer for IP bitstream access by mid-December 2006. In view of the subsequent reference offer proceedings and the expected network access proceedings that competitors are striving to implement, it is possible that this offer will be expanded or implemented to the disadvantage of Deutsche Telekom.

Business Customers

T-Systems creates electronic procurement platform for Audi.

•                  T-Systems is integrating purchasing and finance processes for operating assets in a uniform online solution for the car manufacturer Audi AG. Various existing IT systems will be merged to produce a single e-procurement solution and integrated into the company’s IT environment by 2008. The procurement of all production-supporting materials such as construction and IT services, but also the entire billing process, is to be effected via a single solution, enabling Audi to reduce its procurement volume and, consequently, its costs.

T-Systems establishes world-wide network for industrial company Tyrolit.

•                  T-Systems Austria is the international network provider for the manufacturing company Tyrolit, which is part of the Swarovski group. Tyrolit uses the corporate network to manage its global production processes and employs the Telekom Global Net for corporate communications. The Business Customers area will connect 14 international sales and production sites in Europe, the United States, and Thailand to Tyrolit’s corporate network. Other international sites, such as Brazil, will follow. Tyrolit has signed a three-year contract for these services with T-Systems, connecting international Tyrolit sites on four continents.

T-Systems sets up new IT system of the Madrid city tax authorities.

•                  The Business Customers strategic business area is responsible for the overall technical design and implementation of the new IT system of Madrid’s tax authorities. The new IT system will improve the service for citizens by simplifying and accelerating administrative processes. It will also increase productivity in the administrative areas by accelerating response times. Access to the tax management system is fast, easy and convenient via telephone, Internet, or office application. As a neutral service provider, T-Systems guarantees the security and confidentiality of tax data.

T-Systems operates nationwide IP communications network for DAK.

•                  The German health insurance company DAK will soon use a central, IP-based platform for voice and

Deutsche Telekom First three quarters of 2006

                        data communication. With the central multi-service platform developed by T-Systems, approximately 14,000 DAK employees at around 900 branches across the country will be able to use IP telephones in a virtual private network (VPN). The new platform will enable DAK to integrate telephony into its successful centrally operated data processing concept, implemented several years ago, to which all employees already have access. The contract concluded with T-Systems has a three-digit million volume and will initially run for six years.

T-Systems to deliver and operate desktop systems for Airbus in Spain.

•                  Airbus has commissioned T-Systems to provide all necessary PC workstations and services as well as a service hotline for 2,300 users at its Spanish sites. Airbus’ goal is to create an internationally uniform and more cost-efficient desktop infrastructure. The three-year contract expands a cross-country framework agreement that has been in place since 2003 with Airbus sites in Germany, France, and the United Kingdom.

Deutsche Telekom First three quarters of 2006

Business developments.
Overall economic situation/industry situation.

Global economic development

The global economy continued its upswing in the third quarter of 2006, albeit slightly slower than in previous quarters. This was caused by a decrease in momentum in the U.S. economy and, to a lesser extent, in Japan. Accelerated growth in the euro zone and the United Kingdom were unable to offset the decline in the two leading industrialized countries. In the emerging countries, production continued its vigorous upward trend, although the pace of growth varied slightly in the individual countries. The macroeconomic environment underwent a slight improvement in the third quarter of 2006 compared with previous quarters. While oil prices reached new highs in August 2006, they had rapidly slid back down again by the end of September. The prices of other raw materials also stagnated or declined in the third quarter of 2006. In spite of this development, consumer prices were affected by the sharp hikes in raw material prices in earlier quarters.

The economy in the euro zone continued to grow strongly in the third quarter of 2006, with the gross domestic product (GDP) climbing by an annualized 3.4 percent. By mid-year, the increase in GDP had accelerated, particularly in countries that had previously recorded lower-than-average growth rates, notably Germany and Italy. Growth in the euro zone was primarily driven not just by exports but also by domestic demand, chiefly due to significantly higher capital expenditure on fixed assets. Private consumption in the euro zone has also slowly been gaining momentum throughout 2006. The rate of inflation fell substantially in September 2006 to 1.8 percent. The strong recovery in the euro zone led the European Central Bank (ECB) to tighten monetary policy further. Although expansion in Germany trailed behind the rest of the euro zone in the first quarter of the year, a range of economic indicators show that the upswing in the German economy has strengthened considerably since the second quarter of 2006. The significant contribution to growth made by exports to date was surpassed by domestic demand from mid-2006 onwards. Corporate investment in equipment and construction is rising appreciably, and private consumption is also on the rise, though haltingly. The number of people employed rose by just under 300,000, with the unemployment rate falling to 10.1 percent in September. The upsurge in prices decreased slightly due to the decline in oil prices. Economic institutions are forecasting 2.3-percent growth in overall production in Germany. Economic expansion in the United Kingdom also picked up during 2006, with GDP rising by a projected 2.9 percent since the beginning of the year. Economic development in EU Member States in Central and Eastern Europe remained robust in the third quarter of the year, although the pace of growth varied in the individual countries. While Poland and Slovenia stepped up production, Hungary experienced a slow-down despite an expansionary financial policy.

The United States has seen its economic activity weaken since spring 2006, with private consumption and corporate investments both losing considerable momentum. In view of this economic downturn, the Federal Reserve (FED) has left its target rate for Federal Funds unchanged at 5.25 percent since June 2006, after having increased it from 1 percent to 5.25 percent within two years.

Deutsche Telekom First three quarters of 2006

The outlook for the last quarter of 2006 indicates slightly weaker economic growth in industrialized countries, although the pace of growth differs from country to country. The German economy will be buoyed by the increase in consumer spending in anticipation of the increase in value-added tax scheduled for 2007. By contrast, economic growth in the United States will remain restrained as the boom on the real estate market tails off. The risks of the high oil price affecting private consumption worldwide and investment, which dominated the summer of 2006, were reduced in the third quarter of 2006.

Telecommunications market

The strong price pressure caused by deregulation in the telecommunications sector is reflected once more in the July to September 2006 figures published by the Federal Statistical Office for the overall telecommunications services price index (fixed network, mobile communications, and Internet). From the perspective of private households, consumer prices for fixed network, mobile communications, and Internet telecommunication services in the third quarter of 2006 were an average of 3.4 percent lower than in the same quarter in 2005. On average, prices for mobile telephony services in particular were 11.3 percent lower in the third quarter of 2006 than in the previous year. Consumer prices for Internet use also declined by an average of 4.4 percent year-on-year.

Regulation: Telecommunications Act

The German Federal Cabinet adopted a draft amendment to the Telecommunications Act on May 17, 2006. The amendments relate primarily to the temporary exemption of new markets from market regulation, and to a range of provisions that extend consumer protection. The question of whether, and if so to what extent, this meets Deutsche Telekom’s call for the high-speed fiber optic network to be exempted from regulation cannot yet be conclusively assessed on the basis of the existing draft legislation. The provisions referring to consumer protection indicate that in addition to the fixed network, mobile communications will be subject to a higher level of consumer protection regulation going forward. Depending on the ultimate form of this amendment, it could entail considerable investment and revenue risks for the industry as a whole in Germany. Deutsche Telekom does not expect the amendment to the Telecommunications Act to come into force before early 2007.

Regulation: directives and recommendations

The fundamental principles of sector-specific regulation of the European telecommunications markets are set out in EU directives and other communications issued by the European Commission. The directives and recommendations adopted in 2002 are currently being reviewed (2006 Review). At the end of June 2006, the Commission published a communication on intended changes to the relevant directives and the draft of a new recommendation on the telecommunications submarkets to be regulated (Markets Recommendation).

The Commission’s communication concerning the 2006 Review shows that it is no longer pursuing its original goal of reducing sector-specific regulation and a transition to general competition law, but instead is now aiming to strengthen regulation, while at the same time substantially expanding the Commission’s powers. The latter intention is likely to meet with resistance from both national governments and regulators. The first draft of the revised directives is expected for the end of 2006, and translation into national law is unlikely before 2008/2009.

Although the draft Markets Recommendation provides for a reduction in the number of regulated markets — in particular end-customer markets — it only effectively excludes those markets that are already largely unregulated in many countries. On the other hand, the Commission is proposing to extend regulation to additional wholesale markets for mobile communications. The Markets Recommendation is expected to enter into force at the end of the year and will then be implemented by the individual Member States.

Deutsche Telekom First three quarters of 2006

Business developments in the Group.

Net revenue

Net revenue at the Deutsche Telekom Group rose to around EUR 45.5 billion in the first nine months of 2006. This represents an increase of EUR 1.4 billion or 3.1 percent compared with the same period of the previous year. The Group thus continued its positive revenue development. This continued growth course was aided by consolidation effects in the amount of around EUR 0.5 billion and by the reversal of deferred revenue recognition relating to changed customer retention periods in the Broadband/Fixed Network strategic business area amounting to EUR 0.2 billion. Exchange rate effects of around EUR 0.1 billion, especially from the translation of U.S. dollars (USD) to euros, also had a positive impact. The year-on-year increase in the third quarter of 2006 was EUR 0.4 billion, or 2.8 percent.

Once again, the primary factor driving revenue growth was the positive development in the Mobile Communications strategic business area, with T-Mobile USA remaining the growth engine. Overall, Mobile Communications recorded 9.3 percent year-on-year revenue growth in the first nine months and 6.8 percent in the third quarter of 2006.

By contrast, the total revenue generated by the Broadband/Fixed Network strategic business area declined year-on-year. This was due above all to the loss of narrowband lines, the decrease in call revenues, and the substantial decline in prices in the Internet access market. Overall, this could not be offset by the volume-related growth in DSL resale and in subscriber lines.

Revenue in the Business Customers strategic business area also declined. The continued intense level of price pressure in the Telecommunications and Computing & Desktop Services areas led to a decrease in revenue at the Enterprise Services unit in particular.

			Third quarter of 2006			First three quarters of 2006
	Q1 2006 millions of €	Q2 2006 millions of €	Q3 2006 millions of €	Q3 2005 millions of €	Change %	Q1 - Q3 2006 millions of €	Q1 - Q3 2005 millions of €	Change %	FY 2005 millions of €
Net revenue	14,842	15,130	15,480	15,056	2.8	45,452	44,087	3.1	59,604
Mobile Communications(a)	7,575	7,856	8,169	7,648	6.8	23,600	21,591	9.3	29,452
Broadband/Fixed Network(a)	6,156	6,146	6,196	6,469	(4.2)	18,498	19,493	(5.1)	26,035
Business Customers(a)	3,011	3,146	3,125	3,143	(0.6)	9,282	9,468	(2.0)	12,850
Group Headquarters & Shared Services(a)	871	894	942	867	8.7	2,707	2,603	4.0	3,505
Inter-segment revenue(b)	(2,771)	(2,912)	(2,952)	(3,071)	3.9	(8,635)	(9,068)	4.8	(12,238)

(a)             Total revenue (including revenue between strategic business areas).

(b)            Elimination of revenue between strategic business areas.

Contribution of the strategic business areas to net revenue (after elimination of revenue between strategic business areas)

	Q1 - Q3 2006 millions of €	Proportion of net revenue of the Group %	Q1 - Q3 2005 millions of €	Proportion of net revenue of the Group %	Change millions of €	Change %	FY 2005 millions of €
Net revenue	45,452	100.0	44,087	100.0	1,365	3.1	59,604
Mobile Communications	23,061	50.7	20,902	47.4	2,159	10.3	28,531
Broadband/Fixed Network	15,488	34.1	16,278	36.9	(790)	(4.9)	21,731
Business Customers	6,658	14.7	6,707	15.2	(49)	(0.7)	9,058
Group Headquarters & Shared Services	245	0.5	200	0.5	45	22.5	284

Deutsche Telekom First three quarters of 2006

The Mobile Communications strategic business area made the largest contribution to net revenue in the reporting period, with a share of 50.7 percent. The percentage of net revenue generated by the Broadband/Fixed Network and Business Customers strategic business areas was 34.1 percent and 14.7 percent respectively.

Net revenue generated outside Germany

The proportion of net revenue generated outside Germany continued to show a positive trend. In the first nine months of the current financial year, it increased by around 3.3 percentage points year-on-year, to 45.6 percent. This encouraging growth is also reflected in the year-on-year comparison of the third quarters. Compared with the third quarter of 2005, the Deutsche Telekom Group increased the share net revenue generated internationally by around EUR 0.4 billion in the third quarter of 2006 to around EUR 7.1 billion. This successful international growth is being driven primarily by the positive revenue development at T-Mobile USA and T-Mobile UK.

Domestic revenue continued to fall in a year-on-year comparison of the first nine months. In a year-on-year comparison of the third quarters, revenue remained almost unchanged.

			Third quarter of 2006			First three quarters of 2006
	Q1 2006 millions of €	Q2 2006 millions of €	Q3 2006 millions of €	Q3 2005 millions of €	Change %	Q1 - Q3 2006 millions of €	Q1 - Q3 2005 millions of €	Change %	FY 2005 millions of €
Net revenue	14,842	15,130	15,480	15,056	2.8	45,452	44,087	3.1	59,604
Domestic	8,208	8,139	8,386	8,397	(0.1)	24,733	25,425	(2.7)	34,183
International	6,634	6,991	7,094	6,659	6.5	20,719	18,662	11.0	25,421
Proportion generated internationally(%)	44.7	46.2	45.8	44.2		45.6	42.3		42.6
Europe (excluding Germany)	3,234	3,560	3,580	3,440	4.1	10,374	9,865	5.2	13,272
North America	3,332	3,356	3,434	3,128	9.8	10,122	8,572	18.1	11,858
Other	68	75	80	91	(12.1)	223	225	(0.9)	291

Profit before income taxes

Profit before income taxes in the first nine months of 2006 amounted to approximately EUR 4.3 billion, compared with EUR 6.9 billion in the prior year. Higher selling expenses in the reporting period, resulting from increased commission and marketing expenses, were the primary factor contributing to the decline in profit from operations from EUR 7.6 billion to EUR 6.4 billion. Added to this was the increase in the loss from financial activities. In the prior year this loss had been reduced by the inclusion of a profit of around EUR 1 billion on the sale of the shares in MTS.

Deutsche Telekom First three quarters of 2006

Net profit

At around EUR 4.0 billion, net profit for the first three quarters of 2006 was down EUR 0.6 billion year-on-year, mainly as a result of the effects already described. Net profit was positively influenced by the change in income tax expenses, which fell by around EUR 1.9 billion year-on-year. This decrease was attributable in particular to the reversal of tax provisions and the recognition of previously unrecognized deferred tax assets relating to loss carryforwards.

Net profit was positively affected by special factors amounting to around EUR 1.0 billion net in the first nine months of 2006. These relate primarily to an income tax benefit attributable to the realization of previously unrecognized deferred tax assets relating to loss carryforwards of around EUR 1.3 billion at T-Mobile USA and proceeds from the sale of Celcom in 2003 that were not received until the first quarter of 2006. Expenses for severance and voluntary redundancy payments and restructuring, for example, had an offsetting effect. Net profit in the prior-year period had been positively affected by special factors totaling EUR 1.0 billion, mainly attributable to the sale of the remaining stake in MTS. Adjusted for special factors, net profit at the end of the third quarter of 2006 was around EUR 3.0 billion, compared with EUR 3.6 billion in the prior-year period.

EBIT

			Third quarter of 2006			First three quarters of 2006
	Q1 2006 millions of €	Q2 2006 millions of €	Q3 2006 millions of €	Q3 2005 millions of €	Change %	Q1 - Q3 2006 millions of €	Q1 - Q3 2005 millions of €	Change %	FY 2005 millions of €
EBIT(a) in the Group	2,318	2,085	1,989	2,790	(28.7)	6,392	7,649	(16.4)	7,622
Mobile Communications	1,055	1,083	1,390	1,540	(9.7)	3,528	3,731	(5.4)	3,005
Broadband/Fixed Network	1,262	1,254	1,132	1,401	(19.2)	3,648	4,244	(14.0)	5,142
Business Customers	99	37	27	198	(86.4)	163	567	(71.3)	409
Group Headquarters & Shared Services	(94)	(271)	(565)	(342)	(65.2)	(930)	(841)	(10.6)	(840)
Reconciliation	(4)	(18)	5	(7)	n.a.	(17)	(52)	67.3	(94)

(a)             EBIT is profit/loss from operations as shown in the income statement.

EBIT declined to around EUR 6.4 billion in the first nine months of 2006. Both the strategic business areas and Group Headquarters & Shared Services recorded a decrease in profit from operations.

EBITDA

EBITDA was around EUR 14.4 billion in the first nine months of 2006, a decrease of around EUR 1 billion or 6.5 percent year-on-year. Only the Mobile Communications business area recorded a slight increase in EBITDA.

Deutsche Telekom First three quarters of 2006

Adjusted EBITDA

EBITDA was negatively affected by special factors of EUR 508 million net in the first three quarters of 2006. These consisted mainly of expenses for severance and voluntary redundancy payments and for restructuring. The Group also recognized one-time expenses relating to DSL campaigns in the income statement. Negative special factors totaling EUR 147 million net were recorded in the previous year, mainly relating to voluntary redundancy payments and restructuring expenses.

Adjusted for special factors, EBITDA in the first nine months of 2006 decreased by EUR 0.6 billion to EUR 14.9 billion.
The decrease is mainly attributable to the decline in adjusted EBITDA in the Broadband/Fixed Network business area, particularly as a result of the drop in fixed-network revenue, increased customer acquisition costs, especially in the broadband area, and higher costs in connection with the launch of new products. This combined impact on adjusted EBITDA was partially offset by cost-cutting measures. The decrease in the Business Customers strategic business area is mainly attributeable to persistently high price and cost pressures. The Mobile Communications business area and Group Headquarters & Shared Services recorded a further increase in adjusted EBITDA. The growth at Mobile Communications was driven mainly by the positive revenue development as a result of continued strong customer growth. Group Headquarters & Shared Services increased its adjusted EBITDA as a result of higher earnings from real estate sales and reduced personnel costs relating to the lower headcount at Vivento.

			Third quarter of 2006			First three quarters of 2006
	Q1 2006 millions of €	Q2 2006 millions of €	Q3 2006 millions of €	Q3 2005 millions of €	Change %	Q1 - Q3 2006 millions of €	Q1 - Q3 2005 millions of €	Change %	FY 2005 millions of €
Adjusted EBITDA(a)	4,970	4,817	5,099	5,501	(7.3)	14,886	15,530	(4.1)	20,729
Mobile Communications	2,280	2,363	2,682	2,730	(1.8)	7,325	7,284	0.6	9,772
Broadband/Fixed Network	2,277	2,239	2,237	2,437	(8.2)	6,753	7,310	(7.6)	9,859
Business Customers	341	326	311	446	(30.3)	978	1,261	(22.4)	1,586
Group Headquarters & Shared Services	87	(82)	(126)	(95)	(32.6)	(121)	(233)	48.1	(335)
Reconciliation	(15)	(29)	(5)	(17)	70.6	(49)	(92)	46.7	(153)

(a)             Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 44 et seq.

Deutsche Telekom First three quarters of 2006

Free cash flow

The decrease in free cash flow is mainly a result of the decline in profit from operations. This effect was partially compensated by lower interest payments and changes in working capital, as well as a decrease in the level of capital expenditure. Staff restructuring measures had a negative impact of EUR 0.3 billion on free cash flow in the first nine months of 2006.

			Third quarter of 2006			First three quarters of 2006
	Q1 2006 millions of €	Q2 2006 millions of €	Q3 2006 millions of €	Q3 2005 millions of €	Change %	Q1 - Q3 2006 millions of €	Q1 - Q3 2005 millions of €	Change %	FY 2005 millions of €
Cash generated from operations	3,305	3,807	4,315	5,112	(15.6)	11,427	12,531	(8.8)	17,929
Interest paid	(509)	(915)	(762)	(845)	9.8	(2,186)	(2,449)	10.7	(2,931)
Net cash from operating activities	2,796	2,892	3,553	4,267	(16.7)	9,241	10,082	(8.3)	14,998
Cash outflows for investments in property, plant and equipment, and intangible assets (excluding goodwill)	(2,044)	(1,925)	(1,950)	(1,686)	(15.7)	(5,919)	(6,601)	10.3	(9,269)
Free cash flow before dividend payments(a)	752	967	1,603	2,581	(37.9)	3,322	3,481	(4.6)	5,729

(a)                               For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 47.

Net debt

Net debt decreased from EUR 38.6 billion at the end of 2005 to EUR 38.3 billion. In addition to the positive cash flow, the effect of the conversion to equity of the mandatory convertible bond, proceeds from real estate sales, and exchange rate effects contributed to this decrease. They were offset mainly by dividend payments, the acquisition of the IT services provider gedas and tele.ring, and the share buy-back following the merger of T-Online International AG into Deutsche Telekom AG.

In a year-on-year comparison, net debt was reduced significantly by EUR 2.5 billion.

			Change		Change		Change
	Sept. 30, 2006	June 30, 2006	Sept. 30, 2006/	Dec. 31, 2005	Sept. 30, 2006/	Sept. 30, 2005	Sept. 30, 2006/
	millions	millions	June 30, 2006	millions	Dec. 31, 2005	millions	Sept. 30, 2005
	of €	of €	%	of €	%	of €	%
Bonds	34,674	38,587	(10.1)	37,255	(6.9)	37,648	(7.9)
Liabilities to banks	3,188	2,365	34.8	2,227	43.2	2,366	34.7
Liabilities to non-banks from promissory notes	630	635	(0.8)	645	(2.3)	648	(2.8)
Liabilities from derivatives	504	571	(11.7)	678	(25.7)	817	(38.3)
Lease liabilities	2,274	2,301	(1.2)	2,373	(4.2)	2,427	(6.3)
Liabilities arising from ABS transactions	1,133	1,213	(6.6)	1,363	(16.9)	1,354	(16.3)
Other financial liabilities	98	102	(3.9)	106	(7.5)	147	(33.3)
Gross debt	42,501	45,774	(7.2)	44,647	(4.8)	45,407	(6.4)
Cash and cash equivalents	1,916	5,667	(66.2)	4,975	(61.5)	3,371	(43.2)
Available-for-sale/held-for-trading financial assets	135	105	28.6	148	(8.8)	102	32.4
Derivatives	403	406	(0.7)	445	(9.4)	566	(28.8)
Other financial assets	1,778	777	n.a.	440	n.a.	573	n.a.
Net debt(a)	38,269	38,819	(1.4)	38,639	(1.0)	40,795	(6.2)

(a)                               For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 48.

Deutsche Telekom First three quarters of 2006

Strategic business areas.

Mobile Communications

The Mobile Communications strategic business area bundles all activities of T-Mobile International AG & Co. KG. T-Mobile is represented in Germany, the United States, the United Kingdom, the Netherlands, Austria, the Czech Republic, Hungary, Slovakia, Croatia, Macedonia, Montenegro and Poland. All T-Mobile companies offer digital mobile voice and data services to consumers and business customers. T-Mobile also sells hardware and other terminal devices in connection with the services offered. In addition, T-Mobile services are sold to resellers and to companies that buy network services and market them independently to third parties (mobile virtual network operators, or MVNOs).

		Q3 2006(a) millions of €	Q3 2005(a) millions of €
Total revenue		8,169	7,648
T-Mobile Deutschland		2,122	2,212
T-Mobile USA		3,425	3,108
T-Mobile UK		1,165	1,058
Adjusted EBITDA		2,682	2,730
Adjusted EBITDA margin	(%)	32.8	35.7

Number of employees (average)		54,055	49,101

Mobile customers	(millions)	91.6	84.1

(a)                               For a detailed explanation of the calculations and definitions of the various amounts, please refer to page 22 et seq.

Broadband/Fixed Network

The Broadband/Fixed Network strategic business area offers consumers and small business customers state-of-the-art infrastructure for traditional fixed-network services, broadband Internet access, and multimedia services. Broadband/Fixed Network also does business with national and international network operators and with resellers (wholesale including resale), and provides upstream services for Deutsche Telekom’s other strategic business areas.

Following the merger of T-Online International AG into Deutsche Telekom AG, T-Online no longer reports as a separate unit, but is managed as a product brand. For reporting purposes, Broadband/Fixed Network is broken down into its domestic and international segments. The Scout24 group is reported in the domestic segment since its parent company has its registered office in Germany.

		Q3 2006(a) millions of €	Q3 2005(a) millions of €
Total revenue		6,196	6,469
Domestic		5,493	5,762
International		703	707
Adjusted EBITDA		2,237	2,437
Adjusted EBITDA margin	(%)	36.1	37.7

Number of employees (average)		109,114	112,893

Broadband lines	(millions)	10.6	7.8
Narrowband lines	(millions)	39.5	41.7
Internet customers with a billing relationship	(millions)	15.9	15.0

(a)                               For a detailed explanation of the calculations and definitions of the various amounts, please refer to page 26 et seq.

Deutsche Telekom First three quarters of 2006

Business Customers

The Business Customers strategic business area offers its customers products and services from a single source along the entire information and communications technology value chain. The Business Customers strategic business area is divided into two business units: T-Systems Enterprise Services, which supports around 60 multinational corporations and large public authorities, and T-Systems Business Services, which serves around 160,000 large and medium-sized enterprises. T-Systems, Deutsche Telekom’s business customer brand, is represented in over 20 countries by subsidiaries, primarily in Germany and Western Europe (France, Spain, Italy, the United Kingdom, Austria, Switzerland, Belgium, and the Netherlands).

		Q3 2006(a) millions of €	Q3 2005(a) millions of €
Total revenue		3,125	3,143
Enterprise Services		2,054	2,039
Business Services		1,071	1,104
Adjusted EBITDA		311	446
Adjusted EBITDA margin	(%)	10.0	14.2

Number of employees (average)		57,207	51,897

New orders		2,690	2,779

(a)                               For a detailed explanation of the calculations and definitions of the various amounts, please refer to page 33 et seq.

Deutsche Telekom First three quarters of 2006

Mobile Communications.

Mobile Communications:
Customer development and selected KPIs

				Change		Change
				Sept. 30, 2006/		Sept. 30, 2006/
	Mar. 31, 2006	June 30, 2006	Sept. 30, 2006	June 30, 2006	Sept. 30, 2005	Sept. 30, 2005	Dec. 31, 2005
	millions	millions	millions	%	millions	%	millions
Mobile customers (total)(a)	88.7	90.2	91.6	1.6	84.1	8.9	87.6
T-Mobile Deutschland(b)	30.2	30.4	30.7	1.0	28.7	7.0	29.5
T-Mobile USA	22.7	23.3	24.1	3.4	20.3	18.7	21.7
T-Mobile UK(c)	16.4	16.7	16.7	0.0	16.3	2.5	17.2
T-Mobile Netherlands	2.3	2.4	2.5	4.2	2.3	8.7	2.3
T-Mobile Austria(a)	3.1	3.1	3.2	3.2	3.0	6.7	3.1
T-Mobile CZ (Czech Republic)	4.6	4.7	4.8	2.1	4.6	4.3	4.6
T-Mobile Hungary	4.2	4.3	4.3	0.0	4.1	4.9	4.2
T-Mobile Croatia	2.0	2.0	2.1	5.0	1.7	23.5	1.9
T-Mobile Slovensko (Slovakia)	2.0	2.0	2.1	5.0	1.9	10.5	2.0
Other(d)	1.1	1.1	1.2	9.1	1.1	9.1	1.1

(a)          One mobile communications card corresponds to one customer. The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown. Organic customer growth is reported for better comparability: tele.ring customers were also included in the historic customer base, although the shares were not acquired until the end of April 2006.

(b)         The change in customer base in Germany in the first quarter of 2006 as compared with year-end 2005 comprises 284,000 net additions and 440,000 machine-to-machine (M2M) SIM cards. M2M SIM cards are used in automated communication between machines. M2M SIM cards have been counted as customers since the first quarter of 2006 in order to bring the reporting of T-Mobile Deutschland in line with that of the other T-Mobile companies. Prior-year comparatives have not been adjusted.

(c)          Including Virgin Mobile. Despite positive net new customer growth in the first quarter of 2006, the number of customers declined in the first quarter of 2006 compared with year-end 2005 due to a change in the reporting standard. For more information, refer to the Group report for the first quarter of 2006.

(d)         “Other” includes T-Mobile Macedonia (formerly MobiMak) and T-Mobile Montenegro (formerly MONET).

T-Mobile acquired around 1.4 million new customers in the third quarter of 2006. As in previous quarters, this success is most obvious among fixed-term contract customers, who accounted for 89 percent of net additions.

With 802,000 new additions, the greatest contributor in terms of customer growth was again T-Mobile USA. 96 percent, or 773,000, of these additions were fixed-term contract customers. As a result, the number of new customers served by
T-Mobile USA rose considerably over the second quarter. ARPU(4) dropped from EUR 42 in the third quarter of 2005 to EUR 40 in the third quarter of 2006 due to the weaker U.S. dollar. In terms of the local currency, however, T-Mobile USA succeeded in increasing fixed-term contract customer ARPU while prepaid customer ARPU dropped.

T-Mobile Deutschland, too, continued to successfully enlarge its customer base in the third quarter of 2006. 150,000 of the 236,000 new customers selected a T-Mobile fixed-term contract. At 1.7 percent per month, the churn rate remained level with that of the previous quarter. At EUR 21 ARPU also remained at virtually the same level as in the second quarter, yet rose among fixed-term contract customers.

While customer growth continued in the third quarter of 2006 in all other T-Mobile companies, T-Mobile UK reported 70,000 fewer customers. Almost all of these were prepaid customers. T-Mobile UK’s ARPU rose EUR 2 over the second quarter to EUR 30.

Deutsche Telekom First three quarters of 2006

(4)          ARPU—average revenue per user—is used to measure monthly revenue from services per customer. ARPU is calculated as follows: revenue generated by customers for services (i.e., voice services, including incoming and outgoing calls, and data services) plus roaming revenue, monthly charges, and revenue from visitor roaming, divided by the average number of customers in the month. Revenue from services excludes the following: revenue from terminal equipment, revenue from customer activation, revenue from virtual network operators, and other revenue not generated directly by T-Mobile customers.

Deutsche Telekom First three quarters of 2006

Mobile Communications:

Development of operations

			Third quarter of 2006					First three quarters of 2006
	Q1 2006 millions of €	Q2 2006 millions of €	Q3 2006 millions of €		Q3 2005 millions of €		Change %	Q1 - Q3 2006 millions of €		Q1 - Q3 2005 millions of €	Change %	FY 2005 millions of €
Total revenue(a)	7,575	7,856	8,169		7,648		6.8	23,600		21,591	9.3	29,452
of which: T-Mobile Deutschland	2,004	2,060	2,122		2,212		(4.1)	6,186		6,414	(3.6)	8,621
of which: T-Mobile USA	3,354	3,340	3,425		3,108		10.2	10,119		8,564	18.2	11,887
of which: T-Mobile UK	1,032	1,122	1,165		1,058		10.1	3,319		3,059	8.5	4,153
of which: T-Mobile Netherlands	271	282	286		264		8.3	839		787	6.6	1,064
of which: T-Mobile Austria(b)	217	285	335		230		45.7	837		665	25.9	885
of which: T-Mobile CZ	240	259	262		239		9.6	761		685	11.1	938
of which: T-Mobile Hungary	257	260	266		285		(6.7)	783		816	(4.0)	1,090
of which: T-Mobile Croatia	116	138	176		157		12.1	430		387	11.1	512
of which: T-Mobile Slovensko	100	104	109		97		12.4	313		276	13.4	378
of which: Other(c)	42	48	57		53		7.5	147		129	14.0	174
EBIT (profit from operations)	1,055	1,083	1,390		1,540		(9.7)	3,528		3,731	(5.4)	3,005
EBIT margin (%)	13.9	13.8	17.0		20.1			14.9		17.3		10.2

Depreciation, amortization and impairment losses	(1,225)	(1,280)	(1,287)		(1,185)		(8.6)	(3,792)		(3,501)	(8.3)	(6,696)
EBITDA(d)	2,280	2,363	2,677		2,725		(1.8)	7,320		7,232	1.2	9,701
Special factors affecting EBITDA(d)	0	0	(5	)(e)	(5	)(f)	n.a.	(5	)(e)	(52 (g)	n.a.	(71	)(h)
Adjusted EBITDA(d)	2,280	2,363	2,682		2,730		(1.8)	7,325		7,284	0.6	9,772
Adjusted EBITDA margin(d)(%)	30.1	30.1	32.8		35.7			31.0		33.7		33.2

Cash capex(i)	(1,092)	(840)	(840)		(827)		(1.6)	(2,772)		(4,339)	36.1	(5,603)

Number of employees(j)	51,511	52,603	54,055		49,101		10.1	52,723		49,095	7.4	49,479

(a)           The amounts stated for the national companies correspond to their respective unconsolidated financial statements (single-entity financial statements adjusted for uniform group accounting policies and reporting currency) without taking into consideration consolidation effects at the level of the strategic business area.

(b)           Including the first-time consolidation of tele.ring from the end of April 2006.

(c)           “Other” includes revenues generated by T-Mobile Macedonia (formerly MobiMak) and T-Mobile Montenegro (formerly MONET). T-Mobile Montenegro has been fully consolidated since the second quarter of 2005.

(d)           Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 44 et seq.

(e)           Expenses relating to the restructuring of tele.ring at T-Mobile Austria (EUR 5 million).

(f)            Expenses for Save for Growth at T-Mobile UK (EUR 4 million), T-Mobile International AG & Co. KG (EUR 1 million).

(g)           Expenses for Save for Growth at T-Mobile Deutschland (EUR 33 million), T-Mobile Austria (EUR 7 million), T-Mobile UK (EUR 4 million), T-Mobile Netherlands (EUR 2 million), T-Mobile International AG & Co. KG (EUR 3 million); expenses at T-Mobile Deutschland for Vivento (EUR 3 million).

(h)          Expenses for Save for Growth at T-Mobile Deutschland (EUR 33 million), T-Mobile UK (EUR 23 million), T-Mobile Austria (EUR 7 million), T-Mobile Netherlands (EUR 2 million), T-Mobile International AG & Co. KG (EUR 3 million); expenses at T-Mobile Deutschland for Vivento (EUR 3 million).

(i)             Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.

(j)             Average number of employees.

Deutsche Telekom First three quarters of 2006

Mobile Communications:
Total revenue

In the first nine months of 2006, T-Mobile raised its revenue by 9.3 percent or EUR 2 billion. With a revenue increase of 18.2 percent T-Mobile USA remained the main growth driver. However, T-Mobile in the Czech Republic, Croatia and Slovakia also reported double-digit growth. Particularly encouraging was T-Mobile UK’s revenue increase of over 10 percent compared with the third quarter of last year, which confirms the success of a consistent growth strategy implemented with the innovative Flext rate model. Due to the consolidation of the Austrian company tele.ring, T-Mobile Austria’s revenue rose some 46 percent in the third quarter of 2006. All T-Mobile subsidiaries, except the German and Hungarian companies, reported improved ARPU-related revenue compared to the same quarter last year.

Mobile Communications:
EBITDA

At EUR 7.3 billion in the first nine months of 2006, adjusted EBITDA in the Mobile Communications strategic business area was slightly higher than in the same period last year. The adjusted EBITDA margin reached 31 percent, with the third quarter of 2006 (32.8 percent) clearly performing better than the first two. This positive development is attributable above all to T-Mobile UK’s improved margin of 28 percent. Compared to the second quarter of 2006, T-Mobile Deutschland, too, reported a higher adjusted EBITDA margin of 42.1 percent in the third quarter, taking it almost to the previous year’s level. T-Mobile USA reported a margin of 28.1 percent. With EUR 2.8 billion in the first nine months of 2006, T-Mobile USA remained the strongest EBITDA contributor. T-Mobile Deutschland reached an EBITDA of EUR 2.5 billion, while T-Mobile UK contributed approximately EUR 0.7 billion.

Mobile Communications:
EBIT

EBIT (profit from operations) decreased by some EUR 0.2 billion in the first nine months of 2006 to EUR 3.5 billion. Depreciation, amortization and impairment losses were up around EUR 0.3 billion due to the more extensive depreciation base.

Mobile Communications:
Personnel

In the first nine months of 2006, the average number of employees in the Mobile Communications strategic business area increased by 3,628 year-on-year to 52,723. This was mainly attributable to the continued growth-related recruitment of new staff at T-Mobile USA. The European workforce increased by approximately 3.8 percent, with decreases in the German workforce on the one hand and growth-related staff additions at T-Mobile UK and the first-time consolidation of tele.ring in Austria on the other. In Eastern Europe the higher number of employees is due to the first-time inclusion of T-Mobile Montenegro in the T-Mobile group.

Deutsche Telekom First three quarters of 2006

Broadband/Fixed Network.

Broadband/Fixed Network:
Customer development and selected KPIs

	Mar. 31, 2006 millions	June 30, 2006 millions	Sept. 30, 2006 millions	Change Sept. 30, 2006/ June 30, 2006%	Sept. 30, 2005 millions	Change Sept. 30, 2006/ Sept. 30, 2005%	Dec. 31, 2005 millions
Broadband(a)
Lines (total)(b)	9.4	10.0	10.6	6.0	7.8	35.9	8.6
Domestic(c)	8.6	9.0	9.4	4.4	7.3	28.8	7.9
of which: resale(c)	2.2	2.5	2.9	16.0	1.1	n.a.	1.6
International(e)	0.8	1.0	1.2	20.0	0.5	n.a.	0.6
Broadband rates (total)(f)	6.1	6.5	7.0	7.7	4.9	42.9	5.5
of which: domestic	4.9	5.1	5.4	5.9	4.0	35.0	4.5

Narrowband(a)
Lines (total)(b)	40.6	40.1	39.5	(1.5)	41.7	(5.3)	41.2
Domestic(g)	34.7	34.2	33.7	(1.5)	35.6	(5.3)	35.2
Standard analog lines	25.2	24.9	24.5	(1.6)	25.7	(4.7)	25.5
ISDN lines	9.6	9.4	9.2	(2.1)	9.9	(7.1)	9.8
International (Eastern Europe only)	5.9	5.8	5.8	0.0	6.1	(4.9)	6.0
Magyar Telekom(h)	3.1	3.0	3.0	0.0	3.2	(6.3)	3.2
Slovak Telekom	1.2	1.2	1.2	0.0	1.2	0.0	1.2
T-Hrvatski Telekom	1.6	1.6	1.6	0.0	1.7	(5.9)	1.7
Narrowband rates (total)(f)	4.1	3.8	3.6	(5.3)	4.7	(23.4)	4.4

Internet customers with a billing relationship (total)(f)(i)(j)	15.5	15.6	15.9	1.9	15.0	6.0	15.2

Table includes broadband and narrowband lines (Germany, Eastern and Western Europe).

(a)          The total was calculated on the basis of precise figures and rounded to millions. Percentages calculated on the basis of figures shown.

(b)         Lines in operation.

(c)          Broadband lines excluding lines for internal use.

(d)         Definition of resale: sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group.

(e)          Includes customers with broadband lines on proprietary network.

(f)            Customers with a billing relationship include customers in Germany, Eastern and Western Europe. Eastern Europe includes Magyar Telekom, T-Hrvatski Telekom, and Slovak Telekom; Western Europe includes T-Online Spain (Ya.com) und T-Online France (Club Internet).

(g)         Telephone lines excluding internal use and public telecommunications, including wholesale services.

(h)         Subscriber-line figures are recorded including Magyar Telekom’s subsidiary MakTel and Telekom Montenegro (from September 26, 2006 Crnogorski Telekom). Prior-year comparatives have not been adjusted.

(i)             Total calculated on the basis of customers (broadband and narrowband rates) in Germany, in Western and Eastern Europe with a billing relationship and PAYG (pay as you go).

(j)             iskon Internet d.d. is consolidated through T-Hrvatski Telekom with retroactive effect from June 1, 2006. Prior-year comparatives have not been adjusted.

The dynamic growth of the broadband market continues unabated, leading to a marked increase in the Broadband/Fixed Network business area in the number both of broadband lines and of broadband rate customers. T-Com’s total number of broadband lines rose by 611,000 to 10.6 million in the third quarter of 2006. In Germany, around 9.4 million DSL lines provided by T-Com were in operation at the end of September 2006, up 439,000 in the third quarter of the year. In Germany, where the broadband market is continuing its dynamic growth course, the positive broadband customer growth also benefited from new service packages. The main driver of DSL growth in the last quarter was once again the DSL resale business. The total number of DSL resale lines rose by 358,000 to 2.9 million.

Deutsche Telekom First three quarters of 2006

Having launched the new “3x3 complete packages” on September 18, 2006, T-Com is now offering integrated voice and Internet communication bundles for the first time, a market requirement that competitors already fulfill and one that significantly improves T-Com’s basis for taking an appropriate share of the DSL market. The complete packages have been supplemented by the innovative T-Home IPTV service since October 2006, allowing T-Com to position itself as a full-service provider. In addition to a particularly attractive monthly flat rate, T-Com’s new complete packages provide complete service tailored to customers’ needs — a simple, uncomplicated entry into the world of broadband. Since these rates were introduced at the end of the third quarter of 2006, and bearing in mind the typical average activation period, the very positive response to these rates will for the most part only be reflected in the customer figures for October 2006 onwards.

The broadband market is also on a growth course outside Germany. The total number of DSL lines increased in the third quarter of 2006 by 172,000. In Eastern Europe, where the first triple-play packages came on the market in the third quarter of 2006, the number of broadband lines rose by 92,000 to 843,000 compared with the second quarter. Furthermore, new services such as VoIP and the further expansion of proprietary infrastructure for triple-play packages helped to sustain the buoyant growth Western Europe had seen in the first six months of 2006. The number of DSL lines operated by Deutsche Telekom’s Western European subsidiaries in their own networks rose by 80,000 in the third quarter of 2006 to 342,000. Almost 1.2 million broadband lines were in operation outside Germany at the end of September 2006, more than 2.5 times the figure for the previous year.

The further expansion of the DSL rate customer base in the Broadband/Fixed Network business area continued just as successfully in the third quarter of 2006. The number of DSL rate customers climbed by as many as 486,000 to a total of 7.0 million. A total of 346,000 customers in Germany opted for a DSL rate in the third quarter of 2006. Compared with the same quarter in 2005, the DSL rate customer base in Germany grew by 1.4 million to 5.4 million, an increase of 35 percent. Outside Germany, the Broadband/Fixed Network strategic business area attracted some 140,000 new broadband rate customers in the third quarter of 2006. Growth in Eastern Europe in the third quarter of the year with 100,000 new DSL rate customers substantially exceeded figures for the previous quarter and the third quarter of 2005. In Western Europe, the DSL rate customer base rose from 533,000 as at September 30, 2005 to 835,000 as at September 30, 2006, representing an increase of around 57 percent.

In the verticals sector — the consumer brands that are specifically targeted at young growth markets — Musicload continued its growth trend as one of the leading providers of online music downloads. Between January and the end of September 2006, Musicload recorded over 11 million downloads, an increase of 18 percent compared with the same period of the previous year.

The number of narrowband lines continued to fall in the third quarter. In Germany, this decrease is largely due to customer churn in favor of fixed-network competitors as well as to increasing substitution by mobile communications and, to a lesser extent, to substitution by cable network operators. On the domestic market, the total number of fixed-network lines decreased by 538,000 in the third quarter of 2006 to 33.7 million, with a disproportionately high decline in the number of T-ISDN lines to 9.2 million (approximately 8 percent) year-on-year. This is attributable in part to DSL customers switching from T-ISDN to an analog T-Net line.

The development of call minutes saw contrasting trends in the third quarter of 2006. As in previous quarters, T-Com once again improved its customer retention — with a customer base of currently 15.9 million rate customers(5) — for local, national, international and fixed-to-mobile calls by successfully marketing calling plans. This can be seen in an increase in overall minutes loyalty(6) over the past twelve months of 3.4 percentage points to a total of 66.2 percent at the end of the reporting period. T-Com has therefore managed to sustainably combat call-by-call and preselection offers by competitors. The absolute number of call minutes in T-Com’s network is nevertheless continuing its steep downward trend due to the continuing loss of lines, the growing substitution by mobile communications, and, to a lesser extent, by VoIP compared with the previous year.

Deutsche Telekom First three quarters of 2006

(5)          Calling plans including PSTN rate options from the new “3x3 complete packages” and VoIP flat rates.

(6)          T-Com’s average market share (local, national, international and fixed-to-mobile) based on the overall traffic generated in theT-Com PSTN network.

Deutsche Telekom First three quarters of 2006

Broadband/Fixed Network: Development of operations

			Third quarter of 2006			First three quarters of 2006
	Q1 2006 millions of €	Q2 2006 millions of €	Q3 2006 millions of €	Q3 2005 millions of €	Change %	Q1 - Q3 2006 millions of €	Q1 - Q3 2005 millions of €	Change %	FY 2005 millions of €
Total revenue	6,156	6,146	6,196	6,469	(4.2)	18,498	19,493	(5.1)	26,035
Domestic	5,464	5,445	5,493	5,762	(4.7)	16,402	17,429	(5.9)	23,249
of which: network communications	2,885	2,838	2,801	3,050	(8.2)	8,524	9,312	(8.5)	12,349
of which: wholesale services	1,028	1,089	1,077	1,096	(1.7)	3,194	3,239	(1.4)	4,357
of which: IP/Internet(a)	740	714	835	739	13.0	2,289	2,250	1.7	2,994
of which: data communications	318	324	307	309	(0.6)	949	929	2.2	1,226
of which: value-added services	233	224	227	271	(16.2)	684	808	(15.3)	1,069
of which: terminal equipment	74	82	76	116	(34.5)	232	301	(22.9)	425
International	692	701	703	707	(0.6)	2,096	2,064	1.6	2,786
EBIT (profit from operations)	1,262	1,254	1,132	1,401	(19.2)	3,648	4,244	(14.0)	5,142
EBIT margin (%)	20.5	20.4	18.3	21.7		19.7	21.8		19.8

Depreciation, amortization and impairment losses	(969)	(972)	(930)	(988)	5.9	(2,871)	(3,010)	4.6	(4,034)
EBITDA(b)	2,231	2,226	2,062	2,389	(13.7)	6,519	7,254	(10.1)	9,176
Special factors affecting EBITDA(b)	(46)	(13)	(175)	(48)	n.a.	(234)	(56)	n.a.	(683)
Adjusted EBITDA(b)	2,277	2,239	2,237	2,437	(8.2)	6,753	7,310	(7.6)	9,859
Domestic	2,052	2,028	2,035	2,206	(7.8)	6,115	6,592	(7.2)	8,945
International	225	211	202	231	(12.6)	638	718	(11.1)	914
Adjusted EBITDA margin(b)(%)	37.0	36.4	36.1	37.7		36.5	37.5		37.9
Domestic (%)	37.6	37.2	37.0	38.3		37.3	37.8		38.5
International (%)	32.5	30.1	28.7	32.7		30.4	34.8		32.8
Cash capex(c)	(689)	(787)	(809)	(600)	(34.8)	(2,285)	(1,536)	(48.8)	(2,481)

Number of employees(d)	110,202	110,028	109,114	112,893	(3.3)	109,781	113,092	(2.9)	112,872
Domestic(e)	87,327	87,118	86,368	88,740	(2.7)	86,938	88,565	(1.8)	88,578
International	22,875	22,910	22,746	24,153	(5.8)	22,843	24,527	(6.9)	24,294

Following the merger of T-Online International AG into Deutsche Telekom AG T-Online no longer reports as a separate unit but is managed as a product brand. For reporting purposes, Broadband/Fixed Network is broken down into its domestic and international segments. The Scout24 group is reported in the domestic segment since its parent company has its registered office in Germany.

(a)           Including the revenues previously generated by T-Online in Germany.

(b)           Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 44 et seq.

(c)           Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.

(d)           Average number of employees (not including trainees and student interns).

(e)           Due to the transfer of the Telekom Direkt sales unit to T-Com, T-Com’s workforce increased by 224 employees. Prior-year comparatives have not been adjusted.

Deutsche Telekom First three quarters of 2006

Broadband/ Fixed Network: Total revenue

Total revenue of the Broadband/Fixed Network strategic business area for the first nine months of 2006 amounted to EUR 18.5 billion, a year-on-year decrease of 5.1 percent. The decline in revenues therefore slowed slightly compared with the 5.5 percent decrease in the first half of 2006 as a result of the change in customer retention periods.

In Germany, revenue decreased by 5.9 percent to EUR 16.4 billion in the first nine months of 2006. This drop is mainly attributable to lower call revenues and a reduction in the number of narrowband lines, but also to declines in interconnecttion services and price erosion in the ISP-market. Revenue from business with the Business Customers strategic business area decreased due to lower volumes and prices. This revenue shortfall was partly offset by volume growth in DSL resale and in leased subscriber lines.

Changed customer retention periods in the network communications, wholesale, and IP/Internet revenue clusters had a positive effect of EUR 0.2 billion on revenue in the third quarter of 2006. The adjustment to the retention period leads to faster recognition of the deferred revenues in the quarter under review and in the subsequent period.

Outside Germany, revenue rose by 1.6 percent to approximately EUR 2.1 billion due to the successful expansion of the broadband business and also the first-time consolidation of companies in Western and Eastern Europe, while the traditional fixed-network services experienced a downturn at the same time.

Deutsche Telekom First three quarters of 2006

Broadband/Fixed Network: Total revenue, domestic

Network communications revenue fell by EUR 0.8 billion to EUR 8.5 billion. The slight decline of 0.4 percent or EUR 26 million in access revenues is attributable to continued line losses as a result of intense competition. It was not possible to fully offset this decline by increased marketing of calling plans as a component of access line products and to improve customer retention. The higher penetration of calling plans and the related decrease in average call minute prices also impacted call revenues. In addition, the reduction in termination charges for fixed-to-mobile connections was passed on to end customers. In total, call revenues decreased by almost EUR 0.8 billion to EUR 2.6 billion compared with the first nine months of 2005. This also reflected the effects of increasing mobile and, to a lesser extent, VoIP substitution.

Revenue development in wholesale services was marked by contrasting effects. Total wholesale revenue declined by 1.4 percent to EUR 3.2 billion compared with the first three quarters of 2005. The significant volume-driven growth in revenue from leased subscriber lines and the DSL resale product had a positive effect. By contrast, revenues decreased due to price reductions imposed by the regulatory authorities such as the 9.8 percent rate reduction for subscriber lines that took effect on April 1, 2005, the reduction for interconnection fees by an average of 10 percent that came into force on June 1, 2006, and the lower prices for the DSL resale product in 2006. This was compounded by volume effects of the increase in direct network interconnection between competitors. This area also posted a decline in call-by-call and preselection minutes as a consequence of T-Com’s successful calling plan strategy. Revenues from wholesale originating services for Internet service providers were negatively impacted in particular by the migration from narrowband to broadband and by price cuts in the broadband sector. Price effects in particular also contributed to a revenue decline in the International Carrier Services and Solutions (ICSS) business.

Revenue in the IP/Internet area rose in the first nine months of the year by 1.7 percent year-on-year to EUR 2.3 billion, as a result of the change in customer retention periods. The increase in revenue also reflects the positive growth in the customer base and in AdSales/B2B business — despite the marked decline in prices on the ISP market and the growing popularity of flat rates for Internet usage.

Revenue from data communications benefited from a number of developments, including the reallocation of business customers with Telekom Designed Network (TDN) contracts from the Business Customers strategic business area to Broadband/Fixed Network. In the first nine months of 2006, revenue in this area rose by 2.2 percent to EUR 0.9 billion over the prior-year period.

The switch in the billing model for the Premium Rate Service product, for which all revenue has been billed using a commission-based method since January 2006, reduced revenue from value-added services in the reporting period by around 15.3 percent year-on-year to just under EUR 0.7 billion.

In the first nine months of 2006, revenues from terminal equipment declined by 22.9 percent year-on-year to around EUR 0.2 billion due to the decrease in the rental business.

Broadband/Fixed Network: Total revenue, international

Revenue in the Western European subsidiaries in Spain and France increased in the first nine months of 2006 by over 47 percent to just under EUR 0.25 billion. This development is primarily attributable to strong subscriber growth. In Spain, the first-time consolidation of the network infrastructure operator Albura in the third quarter of 2005 also had a positive effect, while new attractive products such as a triple-play package boosted average revenue per user in France.

Deutsche Telekom First three quarters of 2006

In spite of dynamic broadband growth and the first-time consolidation of companies, the subsidiaries in Eastern Europe recorded a decrease in revenue of 2.5 percent to EUR 1.8 billion. This development was chiefly the result of lower revenue from the traditional fixed-network business, which continued to be dominated by intense competition in all countries, especially from mobile communications. It was compounded by increased competition in the consumer business from call-by-call, preselection, and cable providers. In Hungary and Croatia, revenue was also impacted by a weak exchange rate. The newly consolidated companies were unable to compensate for this overall negative impact on revenue. These companies include Telekom Montenegro since the second quarter of 2005, the Bulgarian Internet service provider Orbitel since February 2006, and the data center operator Dataplex since April 2006. In addition, the third quarter of 2006 saw the consolidation of the ITC service provider KFKI-LNX through Hungarian-based Magyar Telekom and the Internet service provider iskon d.d. through T-Hrvatski Telekom in Croatia.

Broadband/Fixed Network: Net revenue

Net revenue decreased by 4.9 percent to EUR 15.5 billion compared with the first nine months of 2005, i.e., the decrease in net revenue was less than the decline in total revenue.

Broadband/Fixed Network: EBITDA, adjusted EBITDA

EBITDA in the Broadband/Fixed Network strategic business area amounted to EUR 6.5 billion in the first nine months of 2006. This figure includes special factors totaling EUR 234 million, mainly attributable to additions to provisions for severance and voluntary redundancy payments in the amount of EUR 155 million as a result of the positive response to the voluntary redundancy program set up in Germany in December 2005 and higher average payments under this program. Adjusted EBITDA in the Broadband/Fixed Network strategic business area decreased by almost EUR 0.6 billion to EUR 6.8 billion. This decline is principally the result of lower revenues in the traditional fixed-network business in Germany. Further negative effects included the reversal of customer acquisition costs recognized in income as of the second quarter of 2006, as well as higher selling and marketing expenses for the acquisition of broadband customers. These negative effects were partially offset by successful cost-saving measures.

In Germany, the Broadband/Fixed Network strategic business area recorded adjusted EBITDA of EUR 6.1 billion. In view of the EUR 1 billion decline in revenue, the decrease in adjusted EBITDA by EUR 0.5 billion — despite increased costs in connection with the launch of new products and a rise in customer acquisition costs in Germany — was disproportionately low. EBITDA was positively influenced by improvements in the field of IT systems and receivables management and by cost reduction measures for rentals, including from leased-out office space and the more efficient use of space. Billing and collection costs, legal and consulting costs, and maintenance costs also decreased. In addition, savings were achieved by cutting revenue-related costs such as for merchandise and telecommunications services. The transfer of Telekom Direkt from Group Headquarters & Shared Services to the management control of T-Com substantially optimized sales support at the customer interface, which also had a positive effect on EBITDA.

Outside Germany, adjusted EBITDA declined by EUR 0.1 billion to EUR 0.6 billion. This was primarily attributable to targeted advertising and sales activities, the change in the recognition of customer acquisition costs, and the continued network expansion in Western Europe.

Broadband/Fixed Network: EBIT

EBIT (profit from operations) in the first nine months of 2006 decreased by 14 percent year-on-year to EUR 3.6 billion, which was mainly driven by the development of EBITDA. This was offset by a decrease of 14 percent in depreciation, amortization and impairment losses, despite the increase in capital expenditure, to EUR 3.6 billion due to the expiration of the depreciation or amortization periods of a number of assets.

Broadband/Fixed Network: Personnel

At 109,781, the average number of employees in the Broadband/Fixed Network strategic business area in the first nine months of 2006 was 2.9 percent below the corresponding prior-year figure. In Germany, the workforce was reduced by 1,627 employees year-on-year to 86,938.

Outside Germany, the average number of employees fell by 1,684. The Eastern European workforce decreased by 1,936 as a consequence of the successful improvement of performance processes in spite of increases resulting from acquisitions, while 252 new employees were hired in Western Europe.

Deutsche Telekom First three quarters of 2006

Business Customers.

Business Customers: Selected KPIs

					Change		Change
					Sept. 30,		Sept. 30,
					2006/		2006/
					June 30,		Sept. 30,
		Mar. 31,	June 30,	Sept. 30,	2006	Sept. 30,	2005	Dec. 31,
		2006	2006	2006	%	2005	%	2005
Enterprise Services(a)
Computing & Desktop Services
Number of servers managed and serviced	(units)	38,419	32,761	33,083	1.0	39,223	(15.7)	38,392
Number of workstations managed and serviced	(millions)	1.36	1.36	1.36	0.0	1.34	1.5	1.35
Systems Integration(b)
Hours billed(c)	(millions)	2.9	5.6	8.3	n.a.	8.6	n.a.	11.5
Utilization rate(d)	(%)	79.8	79.8	79.9	0.1p	78.3	1.6p	79.1

Business Services(a)
Voice revenue(c)	(millions of €)	430	848	1,252	n.a.	1,396	n.a.	1,848
Data revenue (legacy/IP)(c)	(millions of €)	564	1,171	1,801	n.a.	1,735	n.a.	2,346
IT revenue(c)	(millions of €)	135	308	438	n.a.	278	n.a.	405

(a)             The total was calculated on the basis of precise figures and rounded to millions. Percentages calculated on the basis of figures shown.

(b)            Domestic: excluding changes in the composition of the Group.

(c)             Cumulative figures at the balance sheet date.

(d)            Ratio of average number of hours billed to maximum possible hours billed per period.

For the Business Customers strategic business area, the first nine months of 2006 were marked by even fiercer competitive pressure. Despite a number of successful new contracts, the volume of orders received decreased by 3.1 percent year-on-year. The continued positive development of IP activities within Business Services has not yet been able to fully offset the decline in traditional data communication services.

These offsetting trends are reflected in the financial indicators of the Business Services and Enterprise Services business units. The pressure of competition continues to have an impact at Computing & Desktop Services, particularly on the level of new orders. Business Services succeeded in enhancing its IT business with large and medium-sized companies by around 58 percent over the previous yea In the first half of 2006, the corresponding increase had been 67 percent, clearly reflecting the rising price pressure. Within Business Services, IP activities remain the prime growth driver.

Deutsche Telekom First three quarters of 2006

Business Customers: Development of operations

			Third quarter of 2006			First three quarters of 2006
	Q1	Q2	Q3	Q3	Change	Q1 - Q3	Q1 - Q3	Change	FY
	2006	2006	2006	2005		2006	2005		2005
	millions	millions	millions	millions		millions	millions		millions
	of €	of €	of €	of €	%	of €	of €	%	of €

Total revenue	3,011	3,146	3,125	3,143	(0.6)	9,282	9,468	(2.0)	12,850
Enterprise Services	1,944	2,057	2,054	2,039	0.7	6,055	6,166	(1.8)	8,370
Business Services	1,067	1,089	1,071	1,104	(3.0)	3,227	3,302	(2.3)	4,480
EBIT(a) (profit from operations)	99	37	27	198	(86.4)	163	567	(71.3)	409
Special factors affecting EBIT(a)	(28)	(54)	(61)	(34)	(79.4)	(143)	(40)	n.a.	(290)
Adjusted EBIT(a)	127	91	88	232	(62.1)	306	607	(49.6)	699
Adjusted EBIT margin(a) (%)	4.2	2.9	2.8	7.4		3.3	6.4		5.4

Depreciation, amortization and impairment losses	(214)	(235)	(223)	(214)	(4.2)	(672)	(654)	(2.8)	(896)
EBITDA(b)	313	272	250	412	(39.3)	835	1,221	(31.6)	1,305
Special factors affecting EBITDA(b)	(28)	(54)	(61)	(34)	(79.4)	(143)	(40)	n.a.	(281)
Adjusted EBITDA(b)	341	326	311	446	(30.3)	978	1,261	(22.4)	1,586
Adjusted EBITDA margin(b) (%)	11.3	10.4	10.0	14.2		10.5	13.3		12.3

Cash capex(c)	(153)	(196)	(180)	(162)	(11.1)	(529)	(462)	(14.5)	(775)

Number of employees(d)	51,738	57,010	57,207	51,897	10.2	55,318	51,646	7.1	51,744

(a)             EBIT is profit/loss from operations as shown in the consolidated income statement. For a detailed explanation of the special factors affecting EBIT, adjusted EBIT, and the adjusted EBIT margin, please refer to “Reconciliation of pro forma figures,” page 44 et seq.

(b)            Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 44 et seq.

(c)             Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.

(d)            Average number of employees.

Business Customers: Total revenue

In the first nine months of 2006, the Business Customers strategic business area generated total revenue of EUR 9.3 billion, a year-on-year decrease of 2.0 percent. Factors include a decline in revenue from telecommunications services for multinational business customers, as well as lower revenue generated with customers of the Business Services unit. Lower revenues from PC workstation-related services within the Deutsche Telekom Group also resulted in revenue losses at Computing & Desktop Services. By contrast, the international business continued to perform very positively. In this area, T-Systems generated year-on-year revenue growth of 25.7 percent in the third quarter of 2006. This is attributable not only to the inclusion of gedas AG, but also to the successful nature of the consistently international strategy pursued by Business Customers. In Germany, T-Systems reported another decline in revenue that was, however, less pronounced than in the first half of 2006.

Business Customers: Net revenue

The volume of business with customers outside the Deutsche Telekom Group rose around 2 percent in the third quarter of 2006. One of the main contributors to this trend was the positive development in the Computing & Desktop Services and Systems Integration service lines. Despite continuing pressure on prices, T-Systems generated a year-on-year net revenue increase in the third quarter in Computing & Desktop Services and Systems Integration of 4.2 and 27.1 percent, respectively. In terms of telecommunications services, positive growth in the IP business was unable to offset the drastic price decline in the voice and data business.

Deutsche Telekom First three quarters of 2006

Business Customers: EBITDA, adjusted EBITDA

In the first nine months of 2006, the Business Customers strategic business area generated EUR 0.8 billion in EBITDA. This corresponds to a 31.6 percent decrease on the previous year which is attributable above all to continued strong price and competitive pressure. Lower margins and persistently high cost pressure are the main contributing factors to the decrease in EBITDA. Restructuring expenses also had a negative impact on EBITDA. Adjusted for these costs, the decrease was 22.4 percent.

Business Customers: EBIT, adjusted EBIT

At EUR 0.2 billion in the first nine months of 2006, EBIT (profit from operations) also declined year-on-year by 71.3 percent. Adjusted EBIT was around 49.6 percent below the prior-year level.

Business Customers: Personnel

In the first nine months of 2006, the average headcount in the Business Customers strategic business area rose 7.1 percent compared with the prior-year period, largely attributable to the integration of gedas.

Deutsche Telekom First three quarters of 2006

Group Headquarters & Shared Services.

Group Headquarters & Shared Services performs strategic and cross-divisional management functions for the Group, as well as those operating activities that are not directly related to the core business of the units. The Shared Services unit mainly consists of the Real Estate Services division, whose activities include the management of Deutsche Telekom AG’s real estate portfolio in Germany; DeTeFleetServices GmbH, a full-service provider of fleet management and mobility services; and Vivento.

In the third quarter of 2006, Vivento continued to migrate staff to the Vivento business lines and projects and to offer Vivento employees career prospects both inside and outside the Group. During the reporting period special emphasis was given to improving Vivento’s business models and further developing them for the market. Vivento had a workforce of approximately 14,800 as of September 30, 2006, of which around 700 were Vivento’s own employees/members of management, around 8,000 were employed at Vivento’s business lines, and around 6,000 were transferees. At the reporting date, some 4,100 of these transferees were engaged on a contract or temporary basis. Approximately 2,600 employees left Vivento in the first nine months of 2006. This means that since its formation, some 21,500 employees have found new jobs outside Vivento. Vivento took on around 2,100 employees during the reporting period, bringing the total number of Deutsche Telekom staff transferred to Vivento since its formation to around 36,200. The employment rate remained high in the third quarter of 2006. At September 30, 2006, around 86 percent of the approximately 14,000 employees (excluding Vivento’s own staff and management) were in employment or undergoing training.

Group Headquarters & Shared Services: Development of operations

			Third quarter of 2006			First three quarters of 2006
	Q1 2006 millions of €	Q2 2006 millions of €	Q3 2006 millions of €	Q3 2005 millions of €	Change %	Q1 - Q3 2006 millions of €	Q1 - Q3 2005 millions of €	Change %	FY 2005 millions of €
Total revenue	871	894	942	867	8.7	2,707	2,603	4.0	3,505
EBIT (loss from operations)	(94)	(271)	(565)	(342)	(65.2)	(930)	(841)	(10.6)	(840)
EBIT margin (%)	(10.8)	(30.3)	(60.0)	(39.4)		(34.4)	(32.3)		(24.0)

Depreciation, amortization and impairment losses	(174)	(193)	(323)	(213)	(51.6)	(690)	(609)	(13.3)	(928)
EBITDA(a)	80	(78)	(242)	(129)	(87.6)	(240)	(232)	(3.4)	88
Special factors affecting EBITDA(a)	(7)	4	(116)	(34)	n.a.	(119)	1	n.a.	423
Adjusted EBITDA(a)	87	(82)	(126)	(95)	(32.6)	(121)	(233)	48.1	(335)
Adjusted EBITDA margin(a)(%)	10.0	(9.2)	(13.4)	(11.0)		(4.5)	(9.0)		(9.6)

Cash capex(b)	(114)	(103)	(147)	(123)	(19.5)	(364)	(297)	(22.6)	(456)

Number of employees(c)	29,973	29,753	29,858	29,633	0.8	29,861	30,166	(1.0)	29,931
of which: at Vivento(d)	14,500	14,800	14,800	16,000	(7.5)	14,800	16,000	(7.5)	15,300

(a)             Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 44 et seq.

(b)            Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.

(c)             Average number of employees.

(d)            Number of employees at the balance sheet date, including Vivento’s own staff and management; figures rounded.

Deutsche Telekom First three quarters of 2006

Group Headquarters & Shared Services: Total revenue

Total revenue of Group Headquarters & Shared Services increased by 4 percent year-on-year in the first nine months of 2006. This was mainly attributable to revenue growth at Vivento as a result of the expansion of Vivento Customer Services and Vivento Technical Services. The fleet management business, too, reported a revenue increase. Revenue also grew slightly in the Real Estate Services unit, largely due to the fact that facility management activities were transferred from the strategic business areas to Real Estate Services as a shared service. However, these revenue increases were partially offset by a decline in the billing volume of the real estate group vis-à-vis the strategic business areas, caused by lower service volumes and prices as well as the impact of new leasing agreements with the business areas.

Group Headquarters & Shared Services: EBITDA, adjusted EBITDA

Adjusted EBITDA increased clearly year-on-year, due particularly to the contribution to earnings resulting from property sales which rose over the previous year. Various factors including volume and price-related revenues in the real estate area had an offsetting effect, however, which in turn could not be balanced out by revenue increases in the low-margin facility management business. In addition, EBITDA benefited from the reversal of a provision in connection with the housing assistance program (Wohnungsfuersorge), after the pending arbitration proceedings between Deutsche Telekom AG and Deutsche Post AG were resolved by an arbitral award in the first quarter of 2006. Other favorable factors included the drop in staff-related costs as a result of Vivento’s smaller workforce. Positive contributions to earnings were partially offset by expenses relating to the transfer of Telekom Direkt from Vivento to the Broadband/Fixed Network strategic business area, which was completed in the first quarter of 2006. Unadjusted EBITDA declined slightly year-on-year due to a EUR 120 million rise in special factors affecting EBITDA. These factors included higher expenses for voluntary redundancy payments as compared to the same period last year and the fact that there was no income from insurance refunds in the third quarter.

Group Headquarters & Shared Services: EBIT

The loss from operations (EBIT) increased by EUR 89 million year-on-year in the first nine months of 2006. In addition to slightly lower EBITDA, this was also due to higher depreciation, amortization, and impairment losses.

Group Headquarters & Shared Services: Personnel

The average number of employees was 29,861 at the end of the reporting period, down slightly year-on-year. The pronounced drop in the number of Vivento employees was partially offset, in particular by transfer effects resulting from the internal consolidation of shared service activities in Real Estate and Security and Human Resources Services.

Deutsche Telekom First three quarters of 2006

Outlook.

Highlights after the balance sheet date (September 30, 2006).

Group

Full consolidation of PTC.

•                  On October 2, 2006, a Vienna arbitration court confirmed its ruling of June 6, 2006 that T-Mobile Deutschland’s exercise of a call option on Elektrim S.A.’s approximately 48-percent stake in PTC on February 15, 2005 is legally valid. The court also ruled that to secure its ownership of PTC, T-Mobile Deutschland must pay an initial installment of the total purchase price, which is yet to be set by the court, equivalent to the carrying amount of PTC’s equity. This installment was paid to Elektrim on October 26, 2006, enabling Elektrim to redeem its bonds. As a consequence, on October 27, 2006 the insolvency petitions filed by the bondholders and Elektrim targeting Elektrim’s assets were withdrawn and the insolvency petition filed by Vivendi/Telco was rejected. The payment of the first installment on October 26, 2006 in accordance with the October 2, 2006 ruling has placed T-Mobile Deutschland’s ownership of the 48-percent stake in PTC on a firmer legal footing. As a result, PTC will now be fully included in Deutsche Telekom AG’s consolidated financial statements prepared in accordance with IFRS. The purchase price allocation for PTC is currently being prepared.

Seven-year euro bond issued by Deutsche Telekom International Finance B.V.

•                  On October 25, 2006, Deutsche Telekom issued a euro bond via its financing subsidiary Deutsche Telekom International Finance B.V. The bond has a principal amount of EUR 1.5 billion and a coupon of 4.5 percent, and matures on October 25, 2013. The issue generated substantial interest and was placed with a wide range of investors on the capital markets, in particular due to the involvement of a complementary banking syndicate.

T-Service will safeguard jobs.

•                  In October 2006, Deutsche Telekom’s Board of Management adopted a range of measures to focus service more efficiently and even more strongly on customer needs. It specifically addresses the issue of customer service in its Telekom 2010 program. As an immediate step, Deutsche Telekom AG will assign around 4,000 additional customer service staff to call centers or T-Punkt shops, for example. In 2007, around 35,000 T-Com employees will be transferred to T-Service, a unit dedicated to technical infrastructure and customer service. The 10,000 jobs currently in T-Com’s call center unit will also be spun off into a dedicated unit. These spin-offs allow Deutsche Telekom AG to focus on the quality of its service under conditions that reflect the market situation. The goal is to maintain the Company’s competitiveness in the long term, while safeguarding jobs both in the Group and in Germany. The Group also aims to systematically align working conditions and remuneration systems with market levels and to increase productivity. In the first quarter of 2007, Deutsche Telekom AG plans to begin negotiations with the trade unions to define the specific terms of employment at T-Service.

Workforce restructuring at Deutsche Telekom AG to include civil servants.

•                  On May 31, 2006, the Federal Cabinet adopted the “Draft Second Bill to Amend the Act for the Improvement of the Staff Structure at the Residual Special Asset of the Federal Railways and the Successor Companies of the Former Deutsche Bundespost” and introduced it into the legislative process. The Bill was approved by the Bundestag on September 28, 2006 and by the Bundesrat, on October 13, 2006. Deutsche Telekom expects the Act to come into force in November 2006. Among other aims, the Act is intended to help correct the negative consequences of a structural feature of the successor companies to Deutsche Bundespost. These companies employ a high proportion of civil servants in Western Germany, while staff covered by collective agreements make up the majority of the workforce in Eastern Germany. The Act allows Deutsche Telekom to include its civil servants in the workforce adjustment process in a socially responsible manner. It will not affect the Federal Government’s budget.

Deutsche Telekom First three quarters of 2006

The Bill stipulates that civil servants of all service grades aged 55 and over who work in areas where there is a surplus of staff, and for whom employment in another area is not possible, may take early retirement on request.

Workforce restructuring continued through spin-off of Vivento Customer Services GmbH locations.

•                  Five of Vivento Customer Services GmbH’s locations — Aachen, Dresden, Halle, Lübeck, and Magdeburg — were transferred to the walter TeleMedien group, together with around 700 employees. Vivento Customer Services GmbH is a business model operated by Vivento, Deutsche Telekom’s personnel service provider. This transfer of operations as of December 1, 2006 is accompanied by a contract commitment and therefore safeguards the jobs of the staff concerned until the end of 2011. This first step enables Deutsche Telekom to continue the workforce restructuring measures announced in 2005. Further sales of Vivento locations and business models are planned to ensure that the Group remains efficient and competitive in the long term by focusing on its core business and optimizing structures.

Deutsche Telekom First three quarters of 2006

Mobile Communications

T-Mobile Deutschland offers flat rate.

•                  On October 4, 2006 T-Mobile Deutschland launched Max — a new flat rate that allows mobile customers to make unlimited calls within the German fixed network and the T-Mobile network for a basic monthly charge of EUR 35. In addition to text messages within the T-Mobile network, this price includes calls to the voice mail box as well as the T-Mobile@home rate option.

T-Mobile USA honored for top customer satisfaction.

•                  For the fourth time in succession, T-Mobile USA received highest ranking for customer satisfaction by J.D. Power and Associates. T-Mobile was the only mobile communications operator to come out top in all six regions. T-Mobile USA performed particularly well in customer care, cost of service and billing. In two of the six regions tested, the West and Southwest of the United States, T-Mobile USA was the only provider to be awarded top marks (www.jdpower.com/corporate/news/releases/pressrelease.asp?ID=2006214&search=1).

Broadband/Fixed Network

T-Com launches T-Home.

•                  T-Com launched three packages for calling, surfing, and entertainment (triple play) under the T-Home brand name (www.t-home.de) on October 17, 2006. Depending on which package they select, customers can now benefit from an attractive and innovative bundled product that comprises high-speed Internet with transmission rates of up to 50Mbit/s, attractively priced Internet telephony and television (IPTV) giving access to more than 100 free and pay TV channels, plus an extensive entertainment service via video on demand, for example.

Business Customers

T-Systems awarded contract for pilot launch of an electronic health card.

•                  As part of the largest national health card project in Germany, the miners’ social security fund (Knappschaft) is gradually issuing 20,000 insured persons with an electronic health card within the “prosper” health network in Bottrop for the first time. In addition, 75 physicians and pharmacists will receive an electronic health professional card. As the general contractor for this project,
T-Systems together with its partners will produce and distribute the new cards, thus linking all participating physicians’ practices and pharmacies as well as a hospital via an electronic network. As a result, electronic patient files will be created using this specially designed and secure network. With the consent of the insured persons, physicians could then view previous diagnoses or therapies on their PC workstations.

Vontobel to offer banks securities transaction services based on T-Systems IT infrastructure.

•                  The Swiss bank Vontobel and T-Systems have formed a strategic partnership with the primary aim of setting up a shared IT platform for securities transactions. While Vontobel will manage the core banking processes, T-Systems in its capacity as ICT provider will coordinate the project, operate the IT infrastructure, and manage the application. Thanks to T-Systems, Vontobel will be able to provide securities clearing services for other banks in Switzerland.

Deutsche Telekom First three quarters of 2006

Development of revenue and profit.(7)

Market expectations

Strong growth in Deutsche Telekom’s international sales markets continues unabated, particularly in the key markets of the United States and the United Kingdom. Developments in its domestic sales markets are still dominated by slowing growth in mobile communications and the faster than expected decline in prices on the ISP and telecommunications markets, in particular for consumer broadband and business voice telephony.

On the basis of the expected market situation, Deutsche Telekom is now aiming to generate EBITDA (adjusted for special factors) of between EUR 19.2 billion and EUR 19.7 billion, and revenues of between EUR 61.5 billion and EUR 62.1 billion in the current financial year. In 2007, Deutsche Telekom expects, including PTC, to record moderate revenue growth and an improvement in adjusted EBITDA.

Consequences for corporate management control

Deutsche Telekom is responding to the challenges of rapid technological changes and strong competition in the telecommunications industry with specific measures to ensure the long-term sustainability of customer relationships and thus revenue and profit growth.

On the product side, investments in future product areas, as well as simplified price structures, will safeguard Deutsche Telekom’s customer relationships and therefore revenues. Additional cost reductions, achieved with the help of increased rationalization investments, such as in new, more cost-efficient IP-based networks, will result in a corresponding development of profit and therefore ensure the long-term sustainability of cash flow.

These measures assist Deutsche Telekom in pursuing its goal of continuing to offer its shareholders an attractive dividend.

Deutsche Telekom expects free cash flow to increase, starting from at least EUR 5 billion in the current financial year to at least EUR 6 billion in 2007. These figures already include voluntary redundancy and severance payments of around EUR 1 billion per year.

It is vital to the Group’s long-term success that it remains on a sound financial footing. This includes in particular maintaining a net debt to EBITDA ratio of between 2 and 3, a liquidity reserve of at least 40 percent of net debt and an appropriate gearing (ratio of net debt to shareholders’ equity) of between 0.8 and 1.2.

The immense changes in Deutsche Telekom’s market environment — in particular the rapid technological change — are forcing Deutsche Telekom to adjust its workforce structure. The Company plans for around 32,000 employees to leave the Group between 2006 and 2008 without the need for compulsory redundancies, thus leading to a net reduction in the number of employees at Deutsche Telekom AG of 19,000. The workforce reduction budgeted to date will be implemented using voluntary instruments such as partial retirement arrangements, severance payments, and early retirement. A total of approximately EUR 3.3 billion has been budgeted for this purpose.

Deutsche Telekom First three quarters of 2006

(7)             Outlook contains forward-looking statements that reflect management’s current views with respect to future events. Words such as “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “could,” “plan,” “project,” “should,” “want” and similar expressions identify forward-looking statements. These forward-looking statements include statements on the expected development of net revenues, adjusted EBITDA, liquidity reserves, gearing, and personnel numbers for 2006 and 2007. Such statements are subject to risks and uncertainties, such as an economic downturn in Europe or North America, changes in exchange and interest rates, the outcome of disputes in which Deutsche Telekom is involved, and competitive and regulatory developments. Some uncertainties or other imponderabilities that might influence Deutsche Telekom’s ability to achieve its objectives are described in the “Forward Looking Statements” and “Risk factors” sections of the Annual Report on Form 20-F and in the Disclaimer at the end of this report. Should these or other uncertainties and imponderabilities materialize or the assumptions underlying any of these statements prove incorrect, the actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom does not guarantee that its forward-looking statements will prove correct. The forward-looking statements presented here are based on the current structure of the Group, without regard to significant acquisitions, dispositions or business combinations Deutsche Telekom may choose to undertake. These statements are made with respect to conditions as of the date of this document’s publication. Deutsche Telekom does not intend or assume any obligation to update forward-looking statements.

Mobile Communications

The Mobile Communications strategic business area expects net revenue to grow in 2006, with T-Mobile USA remaining the primary growth driver. Against the background of expectations for the fourth quarter of 2006, T-Mobile expects EBITDA for the full year to be at least at a similar level to the previous year, although the EBITDA margin in Western Europe will be negatively influenced by higher customer acquisition costs. Regulatory decisions and the further development of the U.S. dollar and pound sterling (GBP) exchange rates may have an effect on T-Mobile’s revenue and profit measured in euros.

Broadband/Fixed Network

The Broadband/Fixed Network strategic business area expects net revenue to decline overall in 2006 due to intense competition and the 2006 pricing measures. The planned introduction of innovative convergence products like triple-play services (T-Home packages) as well as new single and double-play rates are intended to stabilize the revenue trend beginning in 2007. Declining revenue and start-up losses for new products will result in a reduction in adjusted EBITDA in 2006.

Business Customers

The Business Customers strategic business area (T-Systems) is forecasting a decline in revenue and profit for the 2006 financial year, particularly with regard to the slowing growth on the IP solutions market and the domestic price reductions intensifying in the course of the year.

Group Headquarters & Shared Services

EBITDA at Group Headquarters & Shared Services is influenced largely by Vivento (including the success of the development of the business models and the realization of employment opportunities) and by the continued staff restructuring. The major earnings effects in the first half of 2006 will have a positive impact on EBITDA for the full 2006 financial year.

Deutsche Telekom First three quarters of 2006

Risk situation.

For additional explanations concerning Deutsche Telekom’s risk situation, please refer to the other risk factors described in the management report as of December 31, 2005 and the Annual Report on Form 20-F, as well as to the statements on the risk situation published in the Group Report on the first quarter and the first half of 2006. Readers are also referred to the “Disclaimer” at the end of this report.

Suit filed by Vivendi Universal SA (United States).

•                  On October 24, 2006, Vivendi Universal SA filed a suit with the U.S. District Court in Seattle, Washington, claiming that Deutsche Telekom and T-Mobile International had colluded illegally with Elektrim to cause Vivendi Universal to lose the interest in PTC it claims to rightfully own. Deutsche Telekom and T-Mobile International believe that this complaint is inadmissible and without merit.

Deutsche Telekom First three quarters of 2006

Reconciliation of pro forma figures.

Pro forma figures include EBITDA and EBITDA adjusted for special factors, EBITDA margin, EBITDA margin adjusted for special factors, as well as free cash flow, and gross and net debt.

Pro forma figures are not governed by the International Financial Reporting Standards (IFRS) or U.S. Generally Accepted Accounting Principles (U.S. GAAP). As other companies may not compute the pro forma figures presented by Deutsche Telekom in the same way, Deutsche Telekom’s pro forma figures may or may not be comparable with similarly designated disclosures by other companies.

The pro forma figures in this Interim Report should not be viewed in isolation as an alternative to profit/loss from operations, net profit/loss, net cash from operating activities or the debt reported in the consolidated balance sheet, or other Deutsche Telekom key performance indicators presented in accordance with IFRS or U.S. GAAP.

EBITDA and EBITDA adjusted for special factors.

EBITDA

EBITDA for the strategic business areas and the Group as a whole is derived from profit/loss from operations (EBIT). This measure of earnings before profit/loss attributable to minority interests, income taxes and profit/loss from financial activities is additionally adjusted for depreciation, amortization and impairment losses to calculate EBITDA. It should be noted that Deutsche Telekom’s definition of EBITDA may differ from that used by other companies.

In this definition, profit/loss from financial activities includes finance costs, the share of profit/loss of associates and joint ventures accounted for using the equity method, and other financial income/expense. As it is based on profit/loss from operations, this method of computation allows EBITDA to be derived in a uniform manner on the basis of a measure of earnings in accordance with IFRS published for the strategic business areas and the Group as a whole.

EBITDA is an important indicator used by Deutsche Telekom’s senior operating decision-makers to manage Deutsche Telekom’s operating activities and to measure the performance of the individual strategic business areas.

Adjusted EBITDA

Deutsche Telekom defines EBITDA adjusted for special factors as profit/loss from operations (EBIT) before depreciation, amortization and impairment losses and before the effects of any special factors.

Deutsche Telekom uses EBITDA adjusted for special factors as an internal performance indicator for the management of its operational business activities, and to allow it to better evaluate and compare developments over several reporting periods. Further details of the effects of special factors on Group EBITDA and the EBITDA of the strategic business areas can be found in the section on “Special factors.”

EBITDA margin/adjusted EBITDA margin

To compare the earnings performance of profit-oriented units of different sizes, the EBITDA margin and the adjusted EBITDA margin (EBITDA to revenue) are presented in addition to EBITDA and adjusted EBITDA. The EBITDA margin is calculated as the ratio of EBITDA to net revenue (EBITDA divided by net revenue).

Special factors.

Deutsche Telekom’s net profit/loss and EBITDA of the Group and of the strategic business areas were affected by a range of special factors in both the reporting period and the prior-year period.

The underlying concept involves the elimination of special factors that affect operational business activities

Deutsche Telekom First three quarters of 2006

and thus impair the comparability of EBITDA and net profit/loss with the corresponding figures for prior periods. In addition, a statement about the future development of EBITDA and net profit is only possible to a limited extent due to such special factors.

Adjustments are made irrespective of whether the relevant income and expenses are reported in profit/loss from operations, profit/loss from financial activities, or in tax expense. Income and expenses directly relating to the items being adjusted are also adjusted.

The tables in the sections on the strategic business areas under “Business developments” and under “Deutsche Telekom at a glance” outline the way in which Deutsche Telekom derives EBITDA adjusted for special factors for the Group as a whole and for the strategic business areas from profit/loss from operations in accordance with IFRS. The special factors are presented for the reporting period and the prior-year period.

Reconciliation of the consolidated income statement

	Q1 - Q3 2006 millions of €	Special factors in Q1 - Q3 2006 millions of €		Q1 - Q3 2006 without special factors millions of €	Q1 - Q3 2005 millions of €	Special factors in Q1 - Q3 2005 millions of €		Q1 - Q3 2005 without special factors millions of €	FY 2005 without special factors millions of €
Net revenue	45,452			45,452	44,087			44,087	59,604
Cost of sales	(24,249)	(231	)(a)	(24,018)	(22,910)	(43	)(g)	(22,867)	(31,327)
Gross profit	21,203	(231)		21,434	21,177	(43)		21,220	28,277
Selling expenses	(11,665)	(88	)(b)	(11,577)	(10,459)	(31	)(g)	(10,428)	(14,407)
General and administrative expenses	(3,347)	(155	)(c)	(3,192)	(3,095)	(61	)(h)	(3,034)	(3,948)
Other operating income	862			862	833	41	(i)	792	1,584
Other operating expenses	(661)	(44	)(d)	(617)	(807)	(53	)(j)	(754)	(1,338)
EBIT (profit (loss) from operations)	6,392	(518)		6,910	7,649	(147)		7,796	10,168
Profit (loss) from financial activities	(2,058)	196	(e)	(2,254)	(783)	1,059	(k)	(1,842)	(2,469)
Profit (loss) before income taxes	4,334	(322)		4,656	6,866	912		5,954	7,699
Income taxes	31	1,359	(f)	(1,328)	(1,892)	42	(l)	(1,934)	(2,573)
Profit after income taxes	4,365	1,037		3,328	4,974	954		4,020	5,126
Profit attributable to minority interests	336			336	379			379	463
Net profit	4,029	1,037		2,992	4,595	954		3,641	4,663

EBIT (profit (loss) from operations)	6,392	(518)		6,910	7,649	(147)		7,796	10,168
Depreciation, amortization and impairment losses	(7,986)	(10)		(7,976)	(7,734)			(7,734)	(10,561)

EBITDA	14,378	(508)		14,886	15,383	(147)		15,530	20,729
EBITDA margin (%)	31.6	n.a.		32.8	34.9	n.a.		35.2	34.8

Deutsche Telekom First three quarters of 2006

Special factors in the first three quarters of 2006:

(a)          Mainly expenses incurred in prior periods as a result of recognizing T-Online subscriber acquisition costs in the income statement (Broadband/Fixed Network business area) as well as expenditures for severance and voluntary redundancy payments in the Broadband/Fixed Network business area and restructuring expenses in the Business Customers strategic business area.

(b)         Mainly expenditures for severance and voluntary redundancy payments in the Broadband/Fixed Network business area and restructuring expenses in the Business Customers strategic business area.

(c)          Primarily expenditures for severance and voluntary redundancy payments in the Broadband/Fixed Network business area and partial retirement expenses at T-Com and at Group Headquarters & Shared Services.

(d)         Mainly expenses resulting from the impairment loss on the goodwill of Slovak Telekom in the Broadband/Fixed Network and Mobile Communications buisiness areas, and restructuring expenses in the Business Customers business area.

(e)          Income from the prior sale of Celcom/Malaysia (Group Headquarters & Shared Services).

(f)            Tax effects from special factors on profit before income taxes and tax expense resulting from valuation allowances on deferred tax assets and tax income from the recognition of previously unrecognized deferred tax assets relating to loss carryforwards at T-Mobile USA.

Special factors in the first three quarters of 2005:

(g)         Personnel and non personnel-related restructuring expenses in the Mobile Communications business area and partial retirement expenses in the business areas Broadband/Fixed Network and Business Customers.

(h)         Personnel and non personnel-related restructuring expenses at Mobile Communications and Business Customers, and partial retirement expenses, severance and voluntary redundancy payments at Mobile Communications, Business Customers and Group Headquarters & Shared Services.

(i)             Income from insurance refunds (Group Headquarters & Shared Services).

(j)             Personnel and non personnel-related restructuring expenses at Broadband/Fixed Network, Mobile Communications and Business Customers, and partial retirement expenses, severance and voluntary redundancy payments at Group Headquarters & Shared Services. In addition, a loss was recorded on the sale of DSS in the Business Customers business area.

(k)          Gains on the disposal of the companies MTS (Mobile Communications), comdirect bank (Broadband/Fixed Network) and Intelsat  (Group Headquarters & Shared Services).

(l)             Tax effects from special factors on profit before income taxes; primarily tax income from expenses for restructuring measures, severance and voluntary redundancy payments and partial retirement.

Free cash flow.

Deutsche Telekom defines free cash flow as cash generated from operations less interest paid and cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment.

Deutsche Telekom believes that free cash flow is used by investors as a measure to assess the Group’s cash generated from operations (after deductions for interest paid and cash outflows for investments in intangible assets [excluding goodwill] and property, plant and equipment), in particular with regard to subsidiaries, associates and joint ventures, and the repayment of debt. Free cash flow should not be used to determine the financial position of the Group. A further factor to be noted is that Deutsche Telekom’s definition of free cash flow and its methods of computing this measure are comparable with similarly designated measures and disclosures by other companies only to a limited extent.

Reconciliation of the Group’s free cash flow

	Q1 - Q3 2006 millions of €	Q1 - Q3 2005 millions of €	FY 2005 millions of €
Cash generated from operations	11,427	12,531	17,929
Interest paid	(2,186)	(2,449)	(2,931)
Net cash from operating activities	9,241	10,082	14,998
Cash outflows for investments in property, plant and equipment, and intangible assets (excluding goodwill)	(5,919)	(6,601)	(9,269)
Free cash flow before dividend payments	3,322	3,481	5,729

Deutsche Telekom First three quarters of 2006

Gross and net debt.

Gross debt includes not only bonds and liabilities to banks, but also liabilities to non-banks from promissory notes, lease liabilities, liabilities arising from ABS transactions (capital market liabilities), liabilities from derivatives and cash collateral received for positive fair values of derivatives, as well as other interest-bearing financial liabilities.

Net debt is calculated by deducting cash and cash equivalents as well as financial assets classified as held for trading and available for sale (due ≤ 1 year). In addition, all derivative financial instruments and other financial assets are deducted from gross debt. Other financial assets include all cash collateral paid for negative fair values of derivatives and ABS transactions, as well as other interest-bearing financial assets.

Deutsche Telekom considers net debt to be an important performance indicator for investors, analysts and rating agencies. Deutsche Telekom also uses net debt for purposes of managing and controlling debt.

Reconciliation of the Group’s gross and net debt

	Sept. 30, 2006 millions of €	Dec. 31, 2005 millions of €	Sept. 30, 2005 millions of €
Bonds	34,674	37,255	37,648
Liabilities to banks	3,188	2,227	2,366
Liabilities to non-banks from promissory notes	630	645	648
Liabilities from derivatives	504	678	817
Lease liabilities	2,274	2,373	2,427
Liabilities arising from ABS transactions	1,133	1,363	1,354
Other financial liabilities	98	106	147
Gross debt	42,501	44,647	45,407
Cash and cash equivalents	1,916	4,975	3,371
Available-for-sale/held-for-trading financial assets	135	148	102
Derivatives	403	445	566
Other financial assets	1,778	440	573
Net debt	38,269	38,639	40,795

Deutsche Telekom First three quarters of 2006

T-Share price performance.

Performance of the T-Share Jan. 2 — Sept. 30, 2006

	Sept. 30, 2006	Sept. 30, 2005	Dec. 31, 2005
Xetra closing prices(€)
Exchange price at the balance sheet date	12.54	15.14	14.08
High (during the preceding quarter)	12.70	16.47	15.34
Low (during the preceding quarter)	10.84	14.88	13.80

Weighting of the T-Share in major stock indexes
DAX 30(%)	5.8	7.4	6.4
Dow Jones Europe STOXX Telecommunications©(%)	10.3	9.1	9.0

Market capitalization(billions of €)	55.4	63.6	59.1
Shares issued(millions)	4,361.09	4,198.05	4,198.08

Capital markets environment.

European equity markets were still volatile in the first six months of 2006, closing the period with moderate price gains, but the factors that had been a drag on the markets until then, such as fears of interest rate hikes and higher oil prices, melted into the background at the beginning of the second half of the year. The European equity markets recorded their biggest jump for years in the third quarter of 2006, with September in particular bringing multi-year record highs for the international indexes. Positive corporate earnings news, a significant drop in oil prices, encouraging inflation figures with continued stable growth, and M&A activities were the factors feeding the rise in prices. The DAX rose by 11 percent on the back of these factors, closing September 2006 above 6,000 points. Financial services and utilities were the best-performing sectors.

Development of international indexes.

Following a restrained first half-year, the Euro STOXX 50© rose by 9 percent in the first nine months of 2006, driven by the good gains in the third quarter. The Dow Jones also increased by 9 percent in the same period, reaching its second-highest level of all time in the third quarter of 2006. Growth posted by the Nasdaq, however, was more moderate, at 2.4 percent. The Japanese equity market was unable to escape its lows of June this year and remained well behind the other international markets, with weak growth of 0.1 percent by the end of September 2006. The Dow Jones Europe STOXX Telecommunications© sector index, which recorded a

Deutsche Telekom First three quarters of 2006

5.1 percent loss in the first half of 2006, posted an overall gain of 2.6 percent in the first nine months of the year, thanks to a rally at the end of the third quarter in September 2006.

T-Share performance.

The continued weakness at integrated telecommunications providers in the first six months of 2006 initially continued into the third quarter of 2006. The T-Share suffered massively from sector downgrades and the adjusted guidance released in August 2006.

Market sentiment surrounding the T-Share brightened substantially in September 2006. The number of analysts rating the share as significantly undervalued increased during the course of the month. This resulted in buy recommendations by a number of prominent investment firms. Lifted by high trading volumes, the T-Share posted a 10.1 percent increase.

Performance of the T-Share vs. the DAX and the Dow Jones Europe STOXX Telecommunications© indexes Jan. 2 — Sept. 30, 2006

Performance of the T-Share vs. European competitors Jan. 2 — Sept. 30, 2006

Deutsche Telekom First three quarters of 2006

Corporate governance.

In the most recent Declaration of Conformity released on December 12, 2005 pursuant to § 161 of the German Stock Corporation Act, the Board of Management and Supervisory Board of Deutsche Telekom AG declared that Deutsche Telekom AG had complied with the recommendations of the “Government Commission for a German Corporate Governance Code,” published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette (Bundesanzeiger) on July 20, 2005, without exception. The full text of the Declaration of Conformity can be found on Deutsche Telekom’s Web site (www.deutschetelekom.com).

Deutsche Telekom AG shares are listed as American Depositary Shares (ADSs) on the New York Stock Exchange (NYSE). As a result, Deutsche Telekom is subject to the NYSE listing rules as well as to U.S. capital market legislation, in particular the Sarbanes-Oxley Act of 2002 and associated regulations of the Securities and Exchange Commission (SEC) for listed foreign entities. A general summary of the main differences between German corporate governance rules and those of the NYSE that apply to U.S. entities is included in Deutsche Telekom’s Annual Report on Form 20-F for the 2005 financial year, and is also published on the Company’s Web site at www.deutschetelekom.com under Investor Relations/Corporate Governance.

Deutsche Telekom First three quarters of 2006

Consolidated financial statements.

Consolidated income statement

	Third quarter of 2006			First three quarters of 2006
	Q3 2006 millions of €	Q3 2005 millions of €	Change %	Q1 - Q3 2006 millions of €	Q1 - Q3 2005 millions of €	Change %	FY 2005 millions of €
Net revenue	15,480	15,056	2.8	45,452	44,087	3.1	59,604
Cost of sales	(8,371)	(7,697)	(8.8)	(24,249)	(22,910)	(5.8)	(31,862)
Gross profit	7,109	7,359	(3.4)	21,203	21,177	0.1	27,742
Selling expenses	(3,877)	(3,513)	(10.4)	(11,665)	(10,459)	(11.5)	(14,683)
General and administrative expenses	(1,169)	(1,022)	(14.4)	(3,347)	(3,095)	(8.1)	(4,210)
Other operating income	256	200	28.0	862	833	3.5	2,408
Other operating expenses	(330)	(234)	(41.0)	(661)	(807)	18.1	(3,635)
Profit from operations	1,989	2,790	(28.7)	6,392	7,649	(16.4)	7,622
Finance costs	(651)	(674)	3.4	(1,911)	(1,845)	(3.6)	(2,401)
Interest income	79	60	31.7	246	195	26.2	398
Interest expense	(730)	(734)	0.5	(2,157)	(2,040)	(5.7)	(2,799)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	6	106	(94.3)	(11)	183	n.a.	214
Other financial income (expense)	(73)	952	n.a.	(136)	879	n.a.	777
Profit (loss) from financial activities	(718)	384	n.a.	(2,058)	(783)	n.a.	(1,410)
Profit before income taxes	1,271	3,174	(60.0)	4,334	6,866	(36.9)	6,212
Income taxes	794	(595)	n.a.	31	(1,892)	n.a.	(196)
Profit after income taxes	2,065	2,579	(19.9)	4,365	4,974	(12.2)	6,016
Profit attributable to minority interests	120	137	(12.4)	336	379	(11.3)	432
Net profit (profit (loss) attributable to equity holders of the parent)	1,945	2,442	(20.4)	4,029	4,595	(12.3)	5,584

Earnings per share

	Third quarter of 2006		First three quarters of 2006
	Q3 2006	Q3 2005	Q1 - Q3 2006	Q1 - Q3 2005	FY 2005
Earnings per share/ADS
Basic(€)	0.44	0.57	0.93	1.08	1.31
Diluted(€)	0.44	0.57	0.93	1.08	1.31

Deutsche Telekom First three quarters of 2006

Consolidated balance sheet

	Sept. 30, 2006 millions of €	Dec. 31, 2005 millions of €	Change millions of €	Change %	Sept. 30, 2005 millions of €
Assets
Current assets	15,736	16,668	(932)	(5.6)	15,209
Cash and cash equivalents	1,916	4,975	(3,059)	(61.5)	3,371
Trade and other receivables	7,490	7,512	(22)	(0.3)	7,400
Current recoverable income taxes	624	613	11	1.8	389
Other financial assets	2,302	1,362	940	69.0	1,346
Inventories	1,239	1,097	142	12.9	1,100
Non-current assets held for sale	633	—	633	n.a.	—
Other assets	1,532	1,109	423	38.1	1,603
Non-current assets	108,704	111,212	(2,508)	(2.3)	109,483
Intangible assets	52,058	52,675	(617)	(1.2)	54,132
Property, plant and equipment	45,320	47,806	(2,486)	(5.2)	47,859
Investments accounted for using the equity method	1,899	1,825	74	4.1	1,766
Other financial assets	1,146	779	367	47.1	799
Deferred tax assets	7,723	7,552	171	2.3	4,559
Other assets	558	575	(17)	(3.0)	368
Total assets	124,440	127,880	(3,440)	(2.7)	124,692

Shareholders’ equity and liabilities
Current liabilities	19,205	24,958	(5,753)	(23.1)	24,404
Financial liabilities	6,569	10,374	(3,805)	(36.7)	11,396
Trade and other payables	5,813	6,902	(1,089)	(15.8)	5,550
Income tax liabilities	630	1,358	(728)	(53.6)	1,213
Provisions	2,394	3,621	(1,227)	(33.9)	3,030
Other liabilities	3,799	2,703	1,096	40.5	3,215
Non-current liabilities	54,139	53,340	799	1.5	52,014
Financial liabilities	37,579	36,347	1,232	3.4	35,825
Provisions for pensions and other employee benefits	4,815	4,596	219	4.8	4,480
Other provisions	1,760	2,036	(276)	(13.6)	2,757
Deferred tax liabilities	8,112	8,331	(219)	(2.6)	7,098
Other liabilities	1,873	2,030	(157)	(7.7)	1,854
Liabilities	73,344	78,298	(4,954)	(6.3)	76,418

Shareholders’ equity	51,096	49,582	1,514	3.1	48,274
Issued capital	11,164	10,747	417	3.9	10,747
Capital reserves	51,489	49,561	1,928	3.9	49,549
Retained earnings including carryforwards	(16,249)	(18,760)	2,511	13.4	(18,747)
Other comprehensive income	(2,318)	(1,055)	(1,263)	n.a.	(1,401)
Net profit	4,029	5,584	(1,555)	(27.8)	4,595
Treasury shares	(5)	(6)	1	16.7	(8)
Equity attributable to equity holders of the parent	48,110	46,071	2,039	4.4	44,735
Minority interests	2,986	3,511	(525)	(15.0)	3,539
Total liabilities and shareholders’ equity	124,440	127,880	(3,440)	(2.7)	124,692

Deutsche Telekom First three quarters of 2006

Equity attributable to equity holders of the parent

Statement of changes in equity

	Equity contributed		Consolidated shareholders’ equity generated
	Issued capital millions of €	Capital reserves millions of €	Retained earnings millions of €	Carry- forwards millions of €	Net profit (loss) millions of €	Total millions of €
Balance at Jan. 1, 2005	10,747	49,528	(19,829)	2,063	1,593	(16,173)
Changes in the composition of the Group
Profit (loss) after income taxes					4,595	4,595
Transfers to (from) retained earnings			8			8
Unappropriated net profit (loss) carried forward				1,593	(1,593)	0
Dividends			(2,586)			(2,586)
Proceeds from the exercise of stock options		21				0
Change in other comprehensive income (not recognized in income statement)			4			4
Recognition of other comprehensive income in income statement						0
Balance at Sept. 30, 2005	10,747	49,549	(22,403)	3,656	4,595	(14,152)

Balance at Jan. 1, 2006	10,747	49,561	(22,416)	3,656	5,584	(13,176)
Changes in the composition of the Group
Profit (loss) after income taxes					4,029	4,029
Unappropriated net profit (loss) carried forward				5,584	(5,584)	0
Dividends			(3,005)			(3,005)
Mandatory convertible bond	417	1,793	(71)			(71)
T-Online merger	161	631				0
Share buy-back	(161)	(548)				0
Sale of treasury shares		(1)				0
Proceeds from the exercise of stock options		53				0
Change in other comprehensive income (not recognized in income statement)			3			3
Recognition of other comprehensive income in income statement						0
Balance at Sept. 30, 2006	11,164	51,489	(25,489)	9,240	4,029	(12,220)

Deutsche Telekom First three quarters of 2006

Equity attributable to equity holders of the parent

Statement of changes in equity

	Other comprehensive income
	Fair value measurement of available- for-sale financial assets millions of €	Fair value measurement of hedging instruments millions of €	Revaluation due to business combinations millions of €	Deferred taxes millions of €	Difference from currency translation millions of €	Total millions of €
Balance at Jan. 1, 2005	860	1,429	63	(556)	(4,474)	(2,678)
Changes in the composition of the Group
Profit (loss) after income taxes
Transfers to (from) retained earnings
Unappropriated net profit (loss) carried forward
Dividends
Proceeds from the exercise of stock options
Change in other comprehensive income (not recognized in income statement)	123	(475)	(4)	187	2,407	2,238
Recognition of other comprehensive income in income statement	(986)	(15)		4	36	(961)
Balance at Sept. 30, 2005	(3)	939	59	(365)	(2,031)	(1,401)

Balance at Jan. 1, 2006	2	864	58	(335)	(1,644)	(1,055)
Changes in the composition of the Group
Profit (loss) after income taxes
Unappropriated net profit (loss) carried forward
Dividends
Mandatory convertible bond
T-Online merger
Share buy-back
Sale of treasury shares
Proceeds from the exercise of stock options
Change in other comprehensive income (not recognized in income statement)	(3)	242	(3)	(92)	(1,402)	(1,258)
Recognition of other comprehensive income in income statement	(1)	(6)		2		(5)
Balance at Sept. 30, 2006	(2)	1,100	55	(425)	(3,046)	(2,318)

Deutsche Telekom First three quarters of 2006

Equity attributable to equity holders of the parent

Statement of changes in equity

	Treasury shares millions of €	Total (equity attributable to equity holders of the parent) millions of €	Minority interest capital millions of €
Balance at Jan. 1, 2005	(8)	41,416	4,332
Changes in the composition of the Group			(1,009)
Profit (loss) after income taxes		4,595	379
Transfers to (from) retained earnings		8
Unappropriated net profit (loss) carried forward		0
Dividends		(2,586)	(244)
Proceeds from the exercise of stock options		21
Change in other comprehensive income (not recognized in income statement)		2,242	4
Recognition of other comprehensive income in income statement		(961)
Balance at Sept. 30, 2005	(8)	44,735	3,462

Balance at Jan. 1, 2006	(6)	46,071	3,408
Changes in the composition of the Group		0	(80)
Profit (loss) after income taxes		4,029	336
Unappropriated net profit (loss) carried forward		0
Dividends		(3,005)	(154)
Mandatory convertible bond		2,139
T-Online merger		792	(607)
Share buy-back		(709)
Sale of treasury shares	1	0
Proceeds from the exercise of stock options		53
Change in other comprehensive income (not recognized in income statement)		(1,255)	2
Recognition of other comprehensive income in income statement		(5)
Balance at Sept. 30, 2006	(5)	48,110	2,905

Deutsche Telekom First three quarters of 2006

Statement of changes in equity

	Minority interests
	Other comprehensive income					Total (minority interest in equity)	Total (consolidated shareholders’ equity)
	Revaluation due to business combinations millions of €	Deferred taxes millions of €	Difference from currency translation millions of €	Other millions of €	Total millions of €	millions of €	millions of €
Balance at Jan. 1, 2005	61	0	(7)	1	55	4,387	45,803
Changes in the composition of the Group	7		(2)		5	(1,004)	(1,004)
Profit (loss) after income taxes						379	4,974
Transfers to (from) retained earnings						0	8
Unappropriated net profit (loss) carried forward						0	0
Dividends						(244)	(2,830)
Proceeds from the exercise of stock options						0	21
Change in other comprehensive income (not recognized in income statement)	(4)		21		17	21	2,263
Recognition of other comprehensive income in income statement					0	0	(961)
Balance at Sept. 30, 2005	64	0	12	1	77	3,539	48,274

Balance at Jan. 1, 2006	63	0	39	1	103	3,511	49,582
Changes in the composition of the Group						(80)	(80)
Profit (loss) after income taxes						336	4,365
Unappropriated net profit (loss) carried forward						0	0
Dividends						(154)	(3,159)
Mandatory convertible bond							2,139
T-Online merger						(607)	185
Share buy-back						0	(709)
Sale of treasury shares						0	0
Proceeds from the exercise of stock options						0	53
Change in other comprehensive income (not recognized in income statement)	(3)		(19)		(22)	(20)	(1,275)
Recognition of other comprehensive income in income statement						0	(5)
Balance at Sept. 30, 2006	60	0	20	1	81	2,986	51,096

Deutsche Telekom First three quarters of 2006

Consolidated cash flow statement

	Third quarter of 2006		First three quarters of 2006
	Q3 2006 millions of €	Q3 2005 millions of €	Q1 - Q3 2006 millions of €	Q1 - Q3 2005 millions of €	FY 2005 millions of €
Profit after income taxes	2,065	2,579	4,365	4,974	6,016
Depreciation, amortization and impairment losses	2,752	2,590	7,986	7,734	12,497
Income tax expense (refund)	(794)	595	(31)	1,892	196
Interest income and interest expenses	651	674	1,911	1,845	2,401
(Gain) loss from the disposal of non-current assets	(12)	(1,018)	(294)	(1,030)	(1,058)
Share of (profit) loss of associates and joint ventures accounted for using the equity method	(6)	(45)	11	(122)	(152)
Other non-cash transactions	(41)	(37)	78	(75)	(111)
Change in assets carried as working capital	134	64	(747)	(575)	(360)
Change in provisions	263	56	(257)	(185)	(230)
Change in other liabilities carried as working capital	(162)	(89)	(590)	(997)	(130)
Income taxes paid	(538)	(291)	(1,021)	(988)	(1,200)
Dividends received	3	34	16	58	60
Cash generated from operations	4,315	5,112	11,427	12,531	17,929
Net interest paid	(762)	(845)	(2,186)	(2,449)	(2,931)
Net cash from operating activities	3,553	4,267	9,241	10,082	14,998
Cash outflows for investments in
Intangible assets	(322)	(263)	(805)	(1,295)	(1,868)
Property, plant and equipment	(1,628)	(1,423)	(5,114)	(5,306)	(7,401)
Non-current financial assets	(55)	(81)	(554)	(483)	(604)
Investments in fully consolidated subsidiaries	(48)	(38)	(1,716)	(2,045)	(2,051)
Proceeds from disposal of
Intangible assets	(11)	1	21	21	33
Property, plant and equipment	65	36	469	206	333
Non-current financial assets	10	1,381	228	1,553	1,648
Investments in fully consolidated subsidiaries	0	0	(26)	2	0
Net change in short-term investments and marketable securities	(1,041)	(95)	(1,397)	(109)	(148)
Other	0	0	(57)	0	0
Net cash used in investing activities	(3,030)	(482)	(8,951)	(7,456)	(10,058)
Proceeds from issue of current financial liabilities	1,875	2,855	2,225	4,768	5,304
Repayment of current financial liabilities	(5,712)	(7,059)	(6,718)	(13,128)	(14,747)
Proceeds from issue of non-current financial liabilities	603	95	5,673	4,353	4,944
Repayment of non-current financial liabilities	(191)	(70)	(371)	(357)	(443)
Dividend payments	(106)	(101)	(3,182)	(2,824)	(2,931)
Capital increase/share buy-back	(706)	4	(699)	18	34
Repayment of lease liabilities	(41)	(44)	(169)	(144)	(200)
Net cash used in financing activities	(4,278)	(4,320)	(3,241)	(7,314)	(8,039)
Effect of foreign exchange rate changes on cash and cash equivalents	4	(4)	(108)	54	69
Net increase (decrease) in cash and cash equivalents	(3,751)	(539)	(3,059)	(4,634)	(3,030)
Cash and cash equivalents, at the beginning of the period	5,667	3,910	4,975	8,005	8,005
Cash and cash equivalents, at end of the period	1,916	3,371	1,916	3,371	4,975

Deutsche Telekom First three quarters of 2006

Accounting in accordance with IFRS.

Statement of compliance

The Interim Report as at September 30, 2006 has been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). All IFRSs issued by the International Accounting Standards Board (IASB), effective at the time of preparing this Interim Report and applied by Deutsche Telekom, have been adopted for use in the EU by the European Commission. The Interim Report for the period ended September 30, 2006 has been prepared in compliance with IAS 34.

In contrast to the quarterly financial statements published in 2005 and aside from changes in presentation, adjustments were made as part of the final preparations for the first IFRS consolidated financial statements as of December 31, 2005. The adjustments mainly apply to the remeasurement of bonds due to rating adjustments and a correction to the accrual basis of accounting for revenues. For further details about these effects, please refer to the comprehensive explanation of the transition to IFRS at www.deutschetelekom.com/investor-relations.

In the opinion of the Board of Management, the unaudited Interim Report includes all standard adjustments to be applied on an ongoing basis that are required to give a true and fair view of the net assets, financial position and results of operations of the Group. Please refer to the notes to the consolidated financial statements as of December 31, 2005 for the accounting policies applied for the Group’s financial reporting.

Deutsche Telekom First three quarters of 2006

Changes in the composition of the Group.

In the past year, Deutsche Telekom has acquired interests in various companies that were not, or not fully, included in the consolidated financial statements as of September 30, 2005, primarily the Telekom Montenegro Group. In addition,
T-Systems DSS was sold in the second quarter of 2005, and is therefore no longer included in the financial statements as of September 30, 2006. Furthermore, in the first quarter of 2006, within the Business Customers strategic business area,
T-Systems further acquired the gedas group, which was fully consolidated for the first time as of March 31, 2006. In the Mobile Communications business area, T-Mobile Austria, a fully consolidated subsidiary of T-Mobile, acquired 100 percent of the shares and voting rights in the tele.ring Group, Austria, effective April 28, 2006.

Effect of changes in the composition of the Group on the consolidated income statement for the first nine months of 2006

	Mobile Communications	Broadband/ Fixed Network	Business Customers	Group Headquarters & Shared Services	Total
	millions of €	millions of €	millions of €	millions of €	millions of €
Net revenue	228	33	269	4	534
Cost of sales	(205)	(21)	(216)	(3)	(445)
Gross profit	23	12	53	1	89
Selling expenses	(26)	(3)	(29)	0	(58)
General and administrative expenses	(8)	(3)	(27)	0	(38)
Other operating income	(12)	0	7	(2)	(7)
Other operating expenses	6	(1)	(11)	(7)	(13)
Profit (loss) from operations	(17)	5	(7)	(8)	(27)
Finance costs	1	0	(5)	0	(4)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	0	0	0	0	0
Other financial income (expense)	0	0	0	7	7
Profit (loss) from financial activities	1	0	(5)	7	3
Profit (loss) before income taxes	(16)	5	(12)	(1)	(24)
Income taxes	(41)	1	6	4	(30)
Profit (loss) after income taxes	(57)	6	(6)	3	(54)
Profit (loss) attributable to minority interests	1	0	0	2	3
Net profit (loss)	(58)	6	(6)	1	(57)

Deutsche Telekom First three quarters of 2006

Business combinations

Effective March 31, 2006, T-Systems acquired the IT service provider gedas from Volkswagen AG for a purchase price of EUR 0.3 billion. On the basis of the final purchase price allocation, this resulted in goodwill of EUR 0.2 billion. Cash and cash equivalents in the amount of EUR 41 million were acquired in conjunction with the purchase of the gedas group. The gedas group has contributed a total of EUR 302 million to the Group’s net revenue since the acquisition date. Net profit for the reporting period includes a net loss at the gedas group since the acquisition date in the amount of EUR 8 million.

	Fair value at date of first-time consolidation millions of €	Carrying amounts immediately prior to business combination millions of €
Current assets	231	231
Non-current assets	203	110
of which: intangible assets	112	20

Current liabilities	298	293
Non-current liabilities	43	15

Effective April 28, 2006, Deutsche Telekom — through the Group company T-Mobile Austria — acquired 100 percent of the shares and voting rights in the Austrian mobile communications company tele.ring Telekom Service GmbH, Vienna, Austria (tele.ring). tele.ring is an Austrian telecommunications company which primarily operates in the area of UMTS/ GSM mobile communications services. The purchase price of EUR 1.3 billion was settled in cash. Cash and cash equivalents in the amount of EUR 23 million were acquired as part of the transaction. Incidental acquisition expenses of EUR 5 million were incurred primarily for financial and legal advisory services. Goodwill totaled EUR 0.7 billion. The main factors resulting in the recognition of goodwill can be summarized as follows:

•                  A portion of the acquired intangible assets, such as the assembled workforce, could not be recognized as intangible asset since the recognition criteria were not fulfilled.

•                  Expected cost savings from synergy effects of the merger were taken into account in determining the purchase price.

In addition to providing services in the area of UMTS/GSM mobile communications, the tele.ring group generates a portion of its revenues with a limited number of fixed-network customers. However, since this activity is not consistent with the strategic objectives of T-Mobile Austria, preparations are already underway to sell the existing fixed-network customer base. The acquisition of the tele.ring group was further subject to certain regulatory conditions. Nearly all cell sites necessary for mobile communications operations as well as the frequency spectrum of the UMTS license of the tele.ring group have to be sold to competitors. The assets that are expected to be disposed of in the near future were classified as held for sale.

If the acquisition of the company had already taken place effective January 1, 2006, the revenue of T-Mobile and Deutsche Telekom up to the acquisition date would have been EUR 158 million higher than the revenue actually generated up to that date. The revenue generated by tele.ring since the acquisition date that is already included in the Group’s net revenue is EUR 187 million. The net profit up to the acquisition date would have been EUR 23 million lower — the amount of the net loss of tele.ring - had the acquisition of the company already been executed effective January 1, 2006. Net profit for the current period includes a net loss at tele.ring since the acquisition date in the amount of EUR 59 million.

	Fair value at date of first-time consolidation millions of €	Carrying amounts immediately prior to business combination millions of €
Current assets	199	119
of which: non-current assets held for sale	85	—
Non-current assets	586	547
of which: intangible assets	461	230

Current liabilities	106	99
Non-current liabilities	32	46

Deutsche Telekom First three quarters of 2006

The deferred tax effects of tax loss carryforwards of approximately EUR 0.9 billion have not been included.

Selected notes to the consolidated income statement.

Cost of sales

	Third quarter of 2006			First three quarters of 2006
	Q3 2006 millions of €	Q3 2005 millions of €	Change %	Q1 - Q3 2006 millions of €	Q1 - Q3 2005 millions of €	Change %	FY 2005 millions of €
Cost of sales	(8,371)	(7,697)	(8.8)	(24,249)	(22,910)	(5.8)	(31,862)

In addition to higher levels of depreciation resulting from a higher level of property, plant and equipment, the increase in the cost of sales was due, especially, to customer growth in the Mobile Communications strategic business area. By contrast, cost of sales decreased overall in the Broadband/Fixed Network strategic business area.

Selling expenses

	Third quarter of 2006			First three quarters of 2006
	Q3 2006 millions of €	Q3 2005 millions of €	Change %	Q1 - Q3 2006 millions of €	Q1 - Q3 2005 millions of €	Change %	FY 2005 millions of €
Selling expenses	(3,877)	(3,513)	(10.4)	(11,665)	(10,459)	(11.5)	(14,683)

The increase in selling expenses is predominantly attributable to higher commission and marketing expenses in the Mobile Communications and Broadband/Fixed Network strategic business areas.

General and administrative expenses

	Third quarter of 2006			First three quarters of 2006
	Q3 2006 millions of €	Q3 2005 millions of €	Change %	Q1 - Q3 2006 millions of €	Q1 - Q3 2005 millions of €	Change %	FY 2005 millions of €
General and administrative expenses	(1,169)	(1,022)	(14.4)	(3,347)	(3,095)	(8.1)	(4,210)

Deutsche Telekom First three quarters of 2006

The increase in general and administrative expenses relates primarily to Mobile Communications and Group Headquarters & Shared Services. In contrast, the Broadband/Fixed Network strategic business area recorded a decrease.

Profit/loss from financial activities

	Third quarter of 2006			First three quarters of 2006
	Q3 2006 millions of €	Q3 2005 millions of €	Change %	Q1 - Q3 2006 millions of €	Q1 - Q3 2005 millions of €	Change %	FY 2005 millions of €
Profit (loss) from financial activities	(718)	384	n.a.	(2,058)	(783)	n.a.	(1,410)
Finance costs	(651)	(674)	3.4	(1,911)	(1,845)	(3.6)	(2,401)
Interest income	79	60	31.7	246	195	26.2	398
Interest expense	(730)	(734)	0.5	(2,157)	(2,040)	(5.7)	(2,799)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	6	106	(94.3)	(11)	183	n.a.	214
Other financial income (expense)	(73)	952	n.a.	(136)	879	n.a.	777

The year-on-year change in profit/loss from financial activities for both the third quarter and the first three quarters of 2006 is primarily attributable to other financial income/expense. In the third quarter of 2005, this item included a profit of around EUR 1 billion on the sale of the shares in MTS. In the first three quarters of 2006, this was partially compensated by income from the sale of Celcom as well as currency translation effects.

The year-on-year increase in the finance costs in the first three quarters of 2006 was due to a positive one-time effect in the second quarter of 2005 that resulted from an adjustment to the book value of financial liabilities to reflect the changes in the present value of the estimated future payments. The changes in estimated future payments were triggered by a downward adjustment in interest rates relating to these financial liabilities following an upgrade of the Company’s credit rating by rating agencies. Excluding the positive one-time effect in the first three quarters of 2005, the reduction in the average level of outstanding financial liabilities and the associated average interest rates during the first nine months of 2006, in comparison to the first three quarters of 2005, had the effect of reducing interest expense.

The share of profit/loss of associates and joint ventures accounted for using the equity method declined year-on-year. A one-time effect from the sale of the comdirect bank shares was recorded here in the third quarter of 2005.

Deutsche Telekom First three quarters of 2006

Income taxes

	Third quarter of 2006			First three quarters of 2006
	Q3 2006	Q3 2005	Change %	Q1 - Q3 2006	Q1 - Q3 2005	Change %	FY 2005
	millions of €	millions of €		millions of €	millions of €		millions of €
Income taxes	794	(595)	n.a.	31	(1,892)	n.a.	(196)

In contrast to the first nine months of the prior year, Deutsche Telekom recognized an income tax benefit in the first nine months of 2006. In addition to lower profits before income taxes, this was due in part to the fact that Deutsche Telekom agreed with the German tax authorities in the second quarter of 2006 on the application of a provision of trade tax law regarding certain capital losses incurred in previous years. As a result of this agreement, Deutsche Telekom was able to release a provision for income taxes. This increased net profit in the second quarter by about EUR 0.4 billion. In addition, Deutsche Telekom determined in the third quarter based on an assessment of all available evidence that it had become probable that EUR 1.3 billion of the previously unrecognized deferred tax assets at T-Mobile USA relating primarily to federal income tax net operating loss carryforwards was realizable in the near term. For purposes of this assessment, Deutsche Telekom reviewed forecasts in relation to actual results and expected trends in the industry. The realization of the previously unrecognized deferred tax assets provided for a corresponding income tax benefit. These effects were partially offset by the write-off of deferred tax assets amounting to EUR 125 million due to developments in current operating income at two foreign subsidiaries of Deutsche Telekom.

Deutsche Telekom First three quarters of 2006

Other disclosures.

Executive bodies

In the 2006 financial year to date, the following changes have occurred in the composition of the Company’s Supervisory Board:

State Secretary Volker Halsch resigned from the Supervisory Board of Deutsche Telekom AG effective midnight on January 16, 2006. His successor is Dr. Thomas Mirow, State Secretary in the German Federal Ministry of Finance. Dr. Thomas Mirow was appointed as a new member of the Supervisory Board effective January 17, 2006 by order of the Bonn District Court (Amtsgericht) dated January 11, 2006. The shareholders’ meeting of Deutsche Telekom AG elected Dr. Thomas Mirow as a member of the Supervisory Board on May 3, 2006.

The shareholders’ meeting of Deutsche Telekom AG on May 3, 2006 further resolved as follows:

Ms. Ingrid Matthäus-Maier, Spokeswoman of the Board of Managing Directors of KfW Bankengruppe, was elected to the Supervisory Board. Ms. Ingrid Matthäus-Maier succeeds Mr. Hans W. Reich, whose term of office ended at the end of the shareholders’ meeting on May 3, 2006.

Dr. Mathias Döpfner, Chairman of the Board of Management of Axel Springer AG, was elected to the Supervisory Board. Dr. Mathias Döpfner succeeds Prof. Dr. h.c. Dieter Stolte, whose term of office ended at the end of the shareholders’ meeting on May 3, 2006.

Prof. Dr. Wulf von Schimmelmann, Chairman of the Board of Management of Deutsche Postbank AG, was elected to the Supervisory Board. Prof. Dr. Wulf von Schimmelmann succeeds Prof. Dr. s.c. techn. Dieter Hundt, whose term of office ended at the end of the shareholders’ meeting on May 3, 2006.

Dr. Hubertus von Grünberg, Chairman of the Board of Management of Continental Aktiengesellschaft, was elected for a further term of office on the Supervisory Board.

Mr. Bernhard Walter, former Chairman of the Board of Managing Directors of Dresdner Bank AG, was elected for a further term of office on the Supervisory Board.

Dr. Hans-Jürgen Schinzler resigned his seat on the Supervisory Board effective midnight on May 31, 2006. Mr. Lawrence H. Guffey was appointed as a new member of the Supervisory Board by order of the Bonn District Court effective June 1, 2006. In accordance with the recommendation in item 5.4.3, sentence 2 of the German Corporate Governance Code, Mr. Lawrence H. Guffey’s appointment by court order is to be confirmed in a by-election at the 2007 shareholders’ meeting.

Lothar Schröder was appointed as a new employees’ representative on the Supervisory Board of Deutsche Telekom AG by order of the Bonn District Court effective June 22, 2006. He succeeds Franz Treml, who resigned his office effective midnight on June 21, 2006 after his departure as National Head of Section of the ver.di trade union. Mr. Lothar Schröder was elected National Head of Section for telecommunications, information technology, data processing (Section 9) of the ver.di trade union as of April 1, 2006, and succeeded Franz Treml also in that office.

Dr. Mathias Döpfner resigned his seat on the Supervisory Board effective midnight on October 13, 2006. Ulrich Hocker, Manager-in-Chief of the Deutsche Schutzvereinigung für Wertpapierbesitz (DSW), a German association for the protection of private investors, was appointed to the Supervisory Board by order of the Bonn District Court as the successor to
Dr. Mathias Döpfner effective October 14, 2006. In accordance with the recommendation in item 5.4.3, sentence 2 of the German Corporate Governance Code, Mr. Ulrich Hocker’s appointment by court order is to be confirmed in a by-election at the 2007 shareholders’ meeting.

Deutsche Telekom First three quarters of 2006

Personnel

	Third quarter of 2006			First three quarters of 2006
	Q3 2006 millions of €	Q3 2005 millions of €	Change %	Q1 - Q3 2006 millions of €	Q1 - Q3 2005 millions of €	Change %	FY 2005 millions of €
Personnel costs	(3,679)	(3,203)	(14.9)	(10,549)	(9,912)	(6.4)	(14,254)

The increase in personnel costs is attributable, in particular, to the first-time consolidation of the gedas group in the Business Customers strategic business area, collectively agreed increases in wages and salaries, and increased staff levels and exchange rate effects, primarily at T-Mobile USA. In addition, provisions for voluntary redundancy payments were recognized in the third quarter of 2006 in the Broadband/Fixed Network strategic business area as well as at Group Headquarters & Shared Services, further increasing personnel costs.

The personnel cost ratio for the first three quarters of 2006 is 23.2 percent of revenue, representing a year-on-year increase of 0.7 percentage points. Adjusted for the aforementioned expenses for personnel reduction measures, the personnel cost ratio only rose by 0.3 percentage points to 22.4 percent.

Average number of employees

	Q1 - Q3 2006	Q1 - Q3 2005	Change	Change %	FY 2005
Deutsche Telekom Group	247,683	243,999	3,684	1.5	244,026
Non-civil servants	204,287	197,324	6,963	3.5	197,501
Civil servants	43,396	46,675	(3,279)	(7.0)	46,525

Trainees and student interns	9,857	10,019	(162)	(1.6)	10,019

Number of employees at balance sheet date

	Sept. 30, 2006	Dec. 31, 2005	Change	Change %	Sept. 30, 2005
Deutsche Telekom Group	250,483	243,695	6,788	2.8	243,418
Non-civil servants	207,990	197,741	10,249	5.2	197,118
Civil servants	42,493	45,954	(3,461)	(7.5)	46,300

Trainees and student interns	11,827	11,481	346	3.0	11,719

Deutsche Telekom First three quarters of 2006

The increased headcount at the reporting date and on average is attributable in particular to the first-time consolidation of the gedas group in the first quarter of 2006 and of tele.ring in the second quarter of 2006. In addition, there was a significant increase in headcount at T-Mobile USA.

Depreciation, amortization and impairment losses

	Third quarter of 2006			First three quarters of 2006
	Q3 2006 millions of €	Q3 2005 millions of €	Change %	Q1 - Q3 2006 millions of €	Q1 - Q3 2005 millions of €	Change %	FY 2005 millions of €
Amortization and impairment of intangible assets	655	608	7.7	1,902	1,845	3.1	4,427
of which: UMTS licenses	223	215	3.7	667	643	3.7	864
of which: U.S. mobile communications licenses	0	0	n.a.	0	23	n.a.	30
of which: goodwill	0	2	n.a.	10	2	n.a.	1,920
Depreciation and impairment of property, plant and equipment	2,097	1,982	5.8	6,084	5,889	3.3	8,070
Total depreciation, amortization and impairment losses	2,752	2,590	6.3	7,986	7,734	3.3	12,497

The increase in depreciation, amortization and impairment losses was largely the result of higher depreciation of technical equipment and machinery in connection with the commissioning of operating equipment as part of the network expansion at T-Mobile USA, which led to a higher depreciation base, as well as increased impairment losses on land and buildings.

Deutsche Telekom First three quarters of 2006

Earnings per share

Basic and diluted earnings per share are calculated in accordance with IAS 33 as follows:

	Third quarter of 2006		First three quarters of 2006
	Q3 2006	Q3 2005	Q1 - Q3 2006	Q1 - Q3 2005	FY 2005
Calculation of basic earnings per share
Net profit (millions of €)	1,945	2,442	4,029	4,595	5,584
Adjustment for the financing costs of the mandatory convertible bond (after taxes) (millions of €)	0	25	38	74	98
Adjusted net profit (basic) (millions of €)	1,945	2,467	4,067	4,669	5,682

Number of ordinary shares issued (millions of €)	4,399	4,198	4,291	4,198	4,198
Treasury shares held by Deutsche Telekom AG (millions of €)	(2)	(3)	(2)	(3)	(2)
Shares reserved for outstanding options granted to T-Mobile USA and Powertel (millions of €)	(22)	(23)	(22)	(24)	(24)
Effect from the potential conversion of the mandatory convertible bond (millions of €)	0	156	91	156	163
Adjusted weighted average number of ordinary shares outstanding (basic) (millions of €)	4,375	4,328	4,358	4,327	4,335

Basic earnings per share/ADS (€)	0.44	0.57	0.93	1.08	1.31

The calculation of basic earnings per share is based on the time-weighted total number of all ordinary shares outstanding. The number of ordinary shares issued already includes all shares newly issued in the reporting period in line with their respective time weighting.

	Third quarter of 2006		First three quarters of 2006
	Q3 2006	Q3 2005	Q1 - Q3 2006	Q1 - Q3 2005	FY 2005
Calculation of diluted earnings per share
Adjusted net profit (basic) (millions of €)	1,945	2,467	4,067	4,669	5,682
Dilutive effects on profit from stock options (after taxes) (millions of €)	0	0	0	0	0
Net profit (diluted) (millions of €)	1,945	2,467	4,067	4,669	5,682
Adjusted weighted average number of ordinary shares outstanding (basic) (millions of €)	4,375	4,328	4,358	4,327	4,335
Dilutive potential ordinary shares from stock options and warrants (millions of €)	0	1	1	4	3
Weighted average number of ordinary shares outstanding (diluted) (millions of €)	4,375	4,329	4,359	4,331	4,338
Diluted earnings per share/ADS (€)	0.44	0.57	0.93	1.08	1.31

Deutsche Telekom First three quarters of 2006

Selected notes to the consolidated balance sheet.

Cash and cash equivalents

In the reporting period, cash and cash equivalents decreased by EUR 3.1 billion to EUR 1.9 billion. This was due to outgoing payments in the second quarter of 2006, such as in connection with the distribution of dividends for the 2005 financial year in the amount of EUR 3 billion and for the acquisition of tele.ring Telekom Service GmbH in the amount of EUR 1.3 billion. In the third quarter, share buy-backs (EUR 0.7 billion) and the redemption of bonds (EUR 4.5 billion) were the primary factors contributing to the reduction. This was partially offset by the issuance of a bond for a nominal amount of USD 2.5 billion in the first quarter of 2006 and several medium-term notes with an aggregate volume of EUR 3.1 billion.

Detailed information can be found in the consolidated cash flow statement.

Intangible assets and property, plant and equipment

	Sept. 30, 2006 millions of €	Dec. 31, 2005 millions of €	Change millions of €	Change %	Sept. 30, 2005 millions of €
Intangible assets	52,058	52,675	(617)	(1.2)	54,132
of which: UMTS licenses	13,016	13,613	(597)	(4.4)	13,867
of which: U.S. mobile communications licenses	15,908	17,047	(1,139)	(6.7)	16,732
of which: goodwill	19,241	18,375	866	4.7	20,210
Property, plant and equipment	45,320	47,806	(2,486)	(5.2)	47,859

The decrease in the carrying amount of intangible assets and property, plant and equipment is primarily attributable to exchange rate effects totaling approximately EUR 2 billion, as well as amortization, depreciation and impairment losses that exceeded the level of investments. The increase in the carrying amount of goodwill is related above all to the acquisition of gedas and tele.ring.

In the first nine months of 2006, the non-current assets held for sale in the amount of EUR 633 million were reclassified as current assets. In addition to the aforementioned tele.ring assets, this applied in particular to real estate assets of Deutsche Telekom AG.

Additions to assets

	Q1 - Q3 2006 millions of €	Q1 - Q3 2005 millions of €	Change millions of €	Change %	FY 2005 millions of €
Additions to assets	6,672	8,041	(1,369)	(17.0)	11,100
Intangible assets	1,781	2,209	(428)	(19.4)	2,828
Property, plant and equipment	4,891	5,832	(941)	(16.1)	8,272

Deutsche Telekom First three quarters of 2006

Additions to assets in the first three quarters of 2006 primarily included goodwill from the acquisition of the gedas group and tele.ring, and the roll-out of the high-speed network in the Broadband/Fixed Network strategic business area. The relatively high level of investments in the same period of the prior year consisted primarily of the addition of goodwill relating to the acquisition of additional shares in the former T-Online International AG and the purchase of networks in California and Nevada.

Shareholders’ equity

	Sept. 30, 2006 millions of €	Dec. 31, 2005 millions of €	Change millions of €	Change %	Sept. 30, 2005 millions of €
Issued capital	11,164	10,747	417	3.9	10,747
Capital reserves	51,489	49,561	1,928	3.9	49,549
Retained earnings including carryforwards	(16,249)	(18,760)	2,511	13.4	(18,747)
Other comprehensive income	(2,318)	(1,055)	(1,263)	n.a.	(1,401)
Net profit	4,029	5,584	(1,555)	(27.8)	4,595
Treasury shares	(5)	(6)	1	16.7	(8)
Equity attributable to equity holders of the parent	48,110	46,071	2,039	4.4	44,735
Minority interests	2,986	3,511	(525)	(15.0)	3,539
Total shareholders’ equity	51,096	49,582	1,514	3.1	48,274

Deutsche Telekom First three quarters of 2006

The increase in shareholders’ equity of EUR 1.5 billion is primarily the result of net profit for the reporting period, the conversion of the mandatory convertible bond and the merger of T-Online International AG into Deutsche Telekom AG. Offsetting factors included not only the distribution of the dividend for the 2005 financial year and negative exchange rate effects on the currency translations of financial statements prepared in foreign currencies recognized under other comprehensive income, but also treasury shares previously acquired under a share buy-back program.

Deutsche Telekom AG issued a mandatory convertible bond on February 24, 2003 through its financing company, Deutsche Telekom International Finance B.V. This bond matured on June 1, 2006. The conversion resulted in an increase in issued capital and capital reserves. The number of shares rose by approximately 163 million.

The merger of T-Online International AG into Deutsche Telekom AG was entered in the commercial register on June 6, 2006. Upon entry of the merger, the transaction took effect and T-Online shareholders became shareholders of Deutsche Telekom. Existing shares in T-Online were exchanged at the ratio agreed in the merger agreement of 25 T-Online shares to 13 Deutsche Telekom shares. This resulted in an increase of issued capital as well as capital reserves by a total of EUR 792 million.

The Board of Management of Deutsche Telekom AG, resolved on August 10, 2006 to exercise the authorization issued by the shareholders’ meeting on May 3, 2006 to repurchase treasury shares and to retire the repurchased shares in accordance with § 71 (1) No. 8 AktG (Aktiengesetz - German Stock Corporation Act). The Supervisory Board approved the share retirement. On August 25, 2006 Deutsche Telekom AG completed the share buy-back program that was launched on August 14, 2006. Effective August 25, 2006, a total of 62,730,182 individual shares (i.e., the number of shares newly issued in connection with the merger of T-Online International AG into Deutsche Telekom AG) with a corresponding proportionate amount of the share capital of EUR 160,589,265.92 or 1.4 percent of the share capital were repurchased for an average price of EUR 11.29 per share and a total price of EUR 708,334,785.39. The shares were bought back for the sole purpose of withdrawing the acquired shares from circulation and consequently reducing the share capital so that the merger with T-Online International AG did not lead to a permanent increase in the number of Deutsche Telekom AG shares.

On May 3, 2006, the shareholders’ meeting resolved to pay a dividend of EUR 0.72 per no par value share carrying dividend rights. This corresponds to a total dividend payment of approximately EUR 3 billion.

1,881,488 treasury shares were held at September 30, 2006. Treasury shares accounted for 0.04 percent of issued capital.

Deutsche Telekom First three quarters of 2006

Stock-based compensation plans.

Deutsche Telekom AG, T-Online (T-Online International AG prior to the merger), T-Mobile USA, T-Mobile UK and Magyar Telekom all have stock-based compensation plans. The significant stock-based compensation plans are described below.

Stock option plans (SOPs).

Deutsche Telekom AG stock option plans

In the 2000 financial year, Deutsche Telekom granted stock options to certain employees for the first time. Since neither of the performance targets was achieved during the term of the 2000 Stock Option Plan, the options granted were forfeited on July 20, 2005.

In addition, the shareholders’ meeting in May 2001 approved the introduction of a 2001 Stock Option Plan, resulting in the granting of stock options in August 2001 and July 2002. In 2001 and 2002, Deutsche Telekom continued to grant stock appreciation rights (SARs) to employees in countries where it was legally not possible to issue stock options.

The following table provides an overview of the development of the total stock options held under the 2001 plan:

	SOP 2001		SAR 2001
	Stock options thousands	Weighted average exercise price €	SARs thousands	Weighted average exercise price €
Outstanding stock options at Jan. 1, 2006	11,096	24.59	151	29.78
Granted	0	—	0	—
Exercised	25	12.36	0	—
Forfeited	166	25.07	1	30.00
Outstanding at Sept. 30, 2006	10,905	24.61	150	29.78
Exercisable as of Sept. 30, 2006	10,905	24.61	150	29.78

At the time they were granted, the options under the 2001 stock option plan were worth EUR 4.87 for the 2001 tranche and EUR 3.79 for the 2002 tranche.

T-Online (T-Online International AG prior to the merger) stock option plans

In the 2000 financial year, T-Online International AG granted stock options to certain employees for the first time. Since neither of the performance targets was achieved during the term of the 2000 Stock Option Plan, the options granted were forfeited on July 6, 2005.

In addition, the shareholders’ meeting in May 2001 approved the introduction of a 2001 Stock Option Plan, resulting in the granting of stock options in August 2001 and July 2002.

The merger of T-Online International AG into Deutsche Telekom AG became effective upon entry in the commercial register on June 6, 2006. Under the merger agreement, as of this date Deutsche Telekom AG grants rights equivalent to the stock options awarded by T-Online International AG. The Board of Management of Deutsche Telekom AG has made use of the possibility of a future cash compensation provided for in the merger agreement and in the option terms and conditions.

Deutsche Telekom First three quarters of 2006

The following table provides an overview of the development of the total stock options held under the 2001 plan:

	SOP 2001
	Stock options thousands	Weighted average exercise price €
Outstanding stock options at Jan. 1, 2006	3,551	10.30
Granted	0	—
Exercised	0	—
Forfeited	121	10.31
Outstanding at Sept. 30, 2006	3,430	10.30
Exercisable as of Sept. 30, 2006	3,404	10.30

T-Mobile USA (VoiceStream/Powertel) stock option plan

Before its acquisition on May 31, 2001, VoiceStream (now T-Mobile USA) had granted stock options to its employees. On May 31, 2001, these were converted at a rate of 3.7647 per unvested, outstanding T-Mobile USA option.

At September 30, 2006, 11.3 million shares were available for outstanding options for the 1999 Management Incentive Stock Option Plan (MISOP), which was changed as a consequence of the acquisition on May 31, 2001. The vesting period and option terms relating to the option plan are determined by the MISOP administrator. The options typically vest for a period of four years and have a term of up to 10 years. The plan has now expired and no more options can be issued.

Before its acquisition on May 31, 2001, Powertel had granted stock options to its employees. On May 31, 2001, as a consequence of the acquisition, all unvested, outstanding Powertel options were converted into Deutsche Telekom options at a conversion rate of 2.6353.

In addition, T-Mobile USA issued performance options to certain executives in 2003.

The following table provides an overview of the development of the total stock options issued by T-Mobile USA, including performance options, and Powertel that were combined in 2004:

	Stock options thousands	Weighted average exercise price USD
Outstanding stock options at Jan. 1, 2006	13,848	20.36
Granted	0	—
Exercised	1,019	16.24
Forfeited	52	22.12
Expired	1,519	28.35
Outstanding at Sept. 30, 2006	11,258	20.31
Exercisable as of Sept. 30, 2006	11,089	20.41

Magyar Telekom stock option plan

On April 26, 2002, the shareholders’ meeting of Magyar Telekom approved the introduction of a management stock option plan.

On July 1, 2002, Magyar Telekom exercised its authority under the shareholders’ resolutions adopted in April 2002 to grant these options for the first tranche (exercisable from 2003) and for the second and third tranches (exercisable from 2004 and 2005, respectively).

Deutsche Telekom First three quarters of 2006

The following table provides an overview of the development of the total stock options held:

	Stock options thousands	Weighted average exercise price HUF
Outstanding stock options at Jan. 1, 2006	1,929	944
Granted	0	—
Exercised	0	—
Forfeited	53	944
Outstanding at Sept. 30, 2006	1,876	944
Exercisable as of Sept. 30, 2006	1,876	944

Mid-Term Incentive Plan (MTIP).

Deutsche Telekom AG MTIP

In the 2004 financial year, Deutsche Telekom AG introduced its first Mid-Term Incentive Plan (MTIP) to ensure competitive total compensation for members of the Board of Management and senior executives of the Deutsche Telekom Group and other beneficiaries mainly in the United States and the United Kingdom. The intention was to launch a series of three-year plans that would revolve each year for five years. The MTIP is a global, Group-wide compensation instrument for Deutsche Telekom AG and other participating Group entities that promotes mid- and long-term value creation in the Group, and therefore aligns the interests of management and shareholders. A decision will be made each year on whether to re-launch the plan, as well as on the specific terms of the plan, in particular the performance targets. The MTIP plans for 2004 and 2005 came into effect on January 1, 2004 and January 1, 2005, respectively and will end after the expiration of the three-year term on December 31, 2006 and December 31, 2007, respectively. The 2006 MTIP came into effect on January 1, 2006 and will end after the expiration of the three-year term on December 31, 2008.

The MTIP is a cash-based plan. A certain amount is earmarked as an award to the beneficiaries by the respective employer, and paid out to the beneficiaries at the end of the plan, subject to the achievement of the two previously defined performance targets.

The first, absolute, performance target is reached if at the end of the term of the plan, i.e., after three years, Deutsche Telekom’s share price has risen by at least 30 percent since the beginning of the plan.

The second, relative, performance target is achieved if the total return of the T-Share has outperformed the Dow Jones Euro STOXX Total Return Index on a percentage basis during the term of the plan.

If both performance targets are achieved, then the total amount of the award is paid out; if only one performance target is achieved, only 50 percent of the amount is paid out; and if neither performance target is achieved, no payment is made.

T-Mobile USA MTIP

T-Mobile USA’s MTIP is based on the same conditions as Deutsche Telekom AG’s MTIP.

T-Mobile USA LTIP

In addition to the MTIP, T-Mobile USA has established a performance cash plan as a Long-Term Incentive Plan (LTIP) on a revolving basis for the years 2004 through 2006, which is aimed at the top management from vice presidents upwards. Additional customer growth and profit targets have been agreed for this group of persons. The LTIP set up in 2006 takes into consideration customer growth and the Company’s performance.

T-Mobile UK MTIP

T-Mobile UK’s MTIP is also based on the same terms and conditions as Deutsche Telekom AG’s MTIP. In addition to the two performance targets in that plan, however, T-Mobile UK has introduced a third performance target for a defined group of participants which is based on the cash contribution (EBITDA less investments in intangible assets and property, plant and equipment). The third performance target can only be achieved after the two other performance targets have been met.

T-Online (T-Online International AG prior to the merger) MTIP

T-Online’s MTIP was also based on the same conditions as Deutsche Telekom AG’s MTIP, with the exception that performance was measured in terms of the development of T-Online’s shares and the TecDAX share index.

As a result of the merger and the consequent delisting of T-Online shares, it is no longer possible to measure the performance targets of the individual MTIPs. These plans were brought into line with those of Deutsche Telekom AG.

Deutsche Telekom First three quarters of 2006

Magyar Telekom MTIP

Magyar Telekom’s MTIP is also based on the same terms and conditions as Deutsche Telekom AG’s MTIP, with the exception that performance is measured in terms of the development of Magyar Telekom’s shares and the Dow Jones Euro STOXX Total Return Index.

The provision in the amount of EUR 22 million for the MTIPs linked to the development of the T-Share was reversed in the first three quarters of 2006 due to a sustained shortfall from expectations of the performance of the T-Share relative to the defined performance targets. Expenditures for the 2005 and 2006 LTIP at T-Mobile USA amounted to around EUR 24 million.

Contingencies and other financial obligations

Contingencies and other financial obligations totaled EUR 34.7 billion. The increase in the reporting period is primarily due to an increase of EUR 3.4 billion in purchase commitments, driven mainly by T-Mobile USA’s successful bid for FCC licenses. This was partially offset by a reduction of EUR 1.2 billion in purchase commitments for interests in other companies. The reason for this change is the completion of the takeovers of gedas and tele.ring, partially offset by an increase related to the acquisition of shares in PTC. Leasing obligations decreased by EUR 0.8 billion compared with December 31, 2005, due, in particular, to exchange rate effects at T-Mobile USA.

Selected notes to the consolidated cash flow statement.

Net cash from operating activities

Net cash from operating activities amounted to EUR 9.2 billion in the first nine months of 2006, compared with EUR 10.1 billion in the prior year. This decrease is predominantly due to the decline in profit from operations. This effect was partially compensated by lower net interest payments and changes in working capital.

Net cash used in investing activities

Net cash used in investing activities totaled EUR 9 billion as compared with EUR 7.5 billion in the same period in the previous year. A considerable factor in this change was the lower level of cash inflows from non-current assets (disposal of shares). While inflows of EUR 1.6 billion were recorded in 2005 from the sale of shares in MTS, comdirect, Intelsat and DeASat, inflows of only EUR 0.2 billion were recorded in 2006 for the prior sale of shares in Celcom. In addition, outflows of EUR 1.1 billion were recorded under current investment activities in 2006 for up-front payments relating to the auction of mobile communications licenses in the United States and for deposit payments in connection with the planned acquisition of additional shares in PTC. On the other hand, cash outflows for intangible assets and property, plant and equipment decreased by EUR 0.7 billion (in 2005, this item included increased cash outflows for investments by T-Mobile USA relating to the winding up of the U.S. mobile communications joint venture) and cash outflows for investments in fully consolidated subsidiaries decreased by EUR 0.3 billion.

Net cash used in financing activities

Net cash used in financing activities decreased by EUR 4.1 billion year-on-year to EUR 3.2 billion in the first nine months of 2006. This decrease is mainly attributable to a net reduction in repayments of EUR 5.2 billion (mainly relating to the global bond and medium-term notes), partly offset by an increase in dividend payments of EUR 0.4 billion and the share buy-back amounting to EUR 0.7 billion following the merger of T-Online International AG into Deutsche Telekom AG.

Business transactions that did not lead to a change in cash levels (non-cash transactions) include the conversion of the mandatory convertible bond (EUR 2.2 billion increase in Deutsche Telekom AG’s issued capital and capital reserves) and the merger of T-Online International AG into Deutsche Telekom AG (EUR 0.8 billion increase in Deutsche Telekom AG’s issued capital and capital reserves). For more detailed information, please refer to the statement of changes in equity and the notes on shareholders’ equity.

Deutsche Telekom First three quarters of 2006

Segment reporting.

The following tables give an overall summary of Deutsche Telekom’s segments for the full 2005 financial year as well as for the third quarter and first nine months of both 2006 and 2005. In addition to the details of the segments, there is also a reconciliation line.

Segment information for the 2005 financial year

FY 2005	Net revenue millions of €	Inter- segment revenue millions of €	Total revenue millions of €	EBIT (profit (loss) from operations) millions of €	Share of profit (loss) of equity- accounted investments millions of €	Depreciation and amortization millions of €	Impairment losses millions of €
Group	59,604	—	59,604	7,622	214	(10,291)	(2,206)
Mobile Communications	28,531	921	29,452	3,005	133	(4,745)	(1,951)
Broadband/Fixed Network	21,731	4,304	26,035	5,142	53	(4,026)	(8)
Business Customers	9,058	3,792	12,850	409	3	(885)	(11)
Group Headquarters & Shared Services	284	3,221	3,505	(840)	(1)	(695)	(233)
Reconciliation	—	(12,238)	(12,238)	(94)	26	60	(3)

Segment information in the quarters

Q3 2006 Q3 2005	Net revenue millions of €	Inter- segment revenue millions of €	Total revenue millions of €	EBIT (profit (loss) from operations) millions of €	Share of profit (loss) of equity- accounted investments millions of €	Depreciation and amortization millions of €	Impairment losses millions of €
Group	15,480	—	15,480	1,989	6	(2,598)	(154)
	15,056	—	15,056	2,790	106	(2,540)	(50)
Mobile Communications	7,979	190	8,169	1,390	4	(1,288)	1
	7,409	239	7,648	1,540	41	(1,184)	(1)
Broadband/Fixed Network	5,196	1,000	6,196	1,132	3	(928)	(2)
	5,400	1,069	6,469	1,401	65	(986)	(2)
Business Customers	2,219	906	3,125	27	(1)	(223)	0
	2,178	965	3,143	198	0	(214)	0
Group Headquarters & Shared Services	86	856	942	(565)	0	(171)	(152)
	69	798	867	(342)	0	(167)	(46)
Reconciliation	—	(2,952)	(2,952)	5	0	12	(1)
	—	(3,071)	(3,071)	(7)	0	11	(1)

Segment information in the first three quarters

Q1 — Q3 2006 Q1 — Q3 2005	Net revenue millions of €	Inter- segment revenue millions of €	Total revenue millions of €	EBIT (profit (loss) from operations) millions of €	Share of profit (loss) of equity- accounted investments millions of €	Depreciation and amortization millions of €	Impairment losses millions of €
Group	45,452	—	45,452	6,392	(11)	(7,787)	(199)
	44,087	—	44,087	7,649	183	(7,597)	(137)
Mobile Communications	23,061	539	23,600	3,528	70	(3,789)	(3)
	20,902	689	21,591	3,731	106	(3,475)	(26)
Broadband/Fixed Network	15,488	3,010	18,498	3,648	11	(2,855)	(16)
	16,278	3,215	19,493	4,244	74	(3,007)	(3)
Business Customers	6,658	2,624	9,282	163	(92)	(670)	(2)
	6,707	2,761	9,468	567	2	(654)	0

Deutsche Telekom First three quarters of 2006

Group Headquarters & Shared Services	245	2,462	2,707	(930)	(1)	(513)	(177)
	200	2,403	2,603	(841)	(1)	(503)	(106)
Reconciliation	—	(8,635)	(8,635)	(17)	1	40	(1)
	—	(9,068)	(9,068)	(52)	2	42	(2)

Bonn, November 9, 2006

Deutsche Telekom AG Board of Management

Kai-Uwe Ricke	Dr. Karl-Gerhard Eick	Dr. Heinz Klinkhammer

René Obermann	Lothar Pauly	Walter Raizner

Deutsche Telekom First three quarters of 2006

Investor Relations calendar.

Financial calendar

Dates(a)
November 9, 2006	Report on the first three quarters of 2006, Deutsche Telekom

March 1, 2007	Press conference on the 2006 financial year and conference call
March 1, 2007	Publication of the 2006 Annual Report
May 3, 2007	Shareholders’ meeting of Deutsche Telekom AG
May 10, 2007	Report on the first quarter of 2007, Deutsche Telekom
August 9, 2007	Report on the first half of 2007, Deutsche Telekom
November 8, 2007	Report on the first three quarters of 2007, Deutsche Telekom

a                  Dates not yet finalized.

Further dates are published on the Internet at www.deutschetelekom.com.

Deutsche Telekom First three quarters 2006

Glossary.

AdSales/B2B business.

Revenues generated by T-Online’s business customer segment and by online advertising. Earnings from the portal agreement with Deutsche Telekom are reported separately.

Bandwidth.

Denotes the width of the frequency band used to transmit data. The broader the bandwidth, the faster the connection.

Call-by-call.

Dialing procedure that enables telephone customers to use the carrier (long-distance operator) of their choice for each individual call made.

Call center.

A company, or department of a company, that offers operator-supported voice services. A large number of operators handle inbound calls via a hotline and/or outbound calls as part of a direct marketing campaign.

Customer centricity.

Comprehensive customer orientation, i.e., focusing on customers and their different needs when developing products and services and in communication, sales, and other market activities. The opposite is product centricity, where a company focuses primarily on its products.

Desktop services.

Global desktop services involve a variety of support services, including the outsourcing of entire IT networks. In this context Deutsche Telekom offers a full portfolio of corporate IT services, from server infrastructure and PC workstations through to application management and call center services that provide user support.

Double play.

see Triple play.

Downstream.

Data transmission from the Internet server to the user’s PC. The transmission of data in the opposite direction is referred to as upstream.

DSL — Digital Subscriber Line.

Offered under the name of T-DSL in Deutsche Telekom’s service portfolio.

•                  ADSL (Asymmetrical Digital Subscriber Line) — Technology used to transmit data at fast rates via standard copper wire pairs in the local loop within a radius of approximately three kilometers.

•                  ADSL2+ — Successor product to ADSL for a higher data rate.

Deutsche Telekom First three quarters 2006

DVB-T — Digital Video Broadcasting-Terrestrial.

International transmission standard for digital terrestrial television.

GPRS — General Packet Radio Service.

Technology allowing higher data transmission rates in GSM networks.

GSM — Global System for Mobile Communications.

Pan-European digital mobile communications standard in the 900 MHz frequency range.

HDTV — High Definition Television.

Generic term that describes a range of television standards that differ from conventional television through increased vertical, horizontal and/or temporal resolution.

HotSpot.

HotSpot is the name of a public area where customers can access the Internet using wireless local area networks (WLAN). Deutsche Telekom’s HotSpots are provided jointly by T-Com and T-Mobile.

HSDPA — High Speed Downlink Packet Access.

Packet-based protocol that enhances data rates in UMTS networks and lifts transmission speeds into the megabit range.

ICT.

Information and Communication Technology.

Interconnection.

Term used to denote the connections between networks run by various providers, as regulated by the German Telecommunications Act.

Internet/intranet.

The Internet is a worldwide Internet Protocol (IP)-based computer network that has no central network management. By contrast, intranets are managed IP networks that can be accessed only by specific user groups.

IP — Internet Protocol.

Non-proprietary transport protocol in layer 3 of the OSI reference model for inter-network communications.

IP address.

Each computer that is connected to the Internet has a clearly identifiable, numeric address, the IP address, comprising four sequences of digits that are separated by periods, e.g.: 217.247.84.89 (example: T-Online). Static IP addresses enable the same computer to be contacted under the same address at any time (e.g., by a Web server). Dynamic IP addresses are allocated for instance to T-Online customers dialing up to the Internet. They receive an unoccupied IP address which will not be the same every time.

Deutsche Telekom First three quarters 2006

ISDN — Integrated Services Digital Network.

Offered under the name of T-ISDN in Deutsche Telekom’s service portfolio. Diensteintegrierendes digitales Telekommunikationsnetz. ISDN integrates telecommunications services such as telephone, fax and data communication in a single network. Contrary to the standard analog transmission system, ISDN digitizes the data, which improves transmission quality, enhances transmission speed, and enables packet-switched transmission.

ISP — Internet Service Provider.

An Internet service provider offers various technical services that are required to use or operate Internet services, usually in return for a fee.

kbit — Kilobit.

Unit of data transmission speed.
1,024 bit = 1 kbit; 1,024 kbit = 1 Mbit.

Mbit — Megabit.

Unit of data transmission speed.
1 Mbit = 1,024 kbit.

Multimedia.

Term used to denote the real-time integration of text with still images and graphics, video, and sound.

MVNO — Mobile Virtual Network Operator.

An MVNO appears to the customer to be a conventional mobile communications operator, the difference being, however, that an MVNO does not operate a network of its own. Instead, an MVNO simply purchases blocks of minutes and data transmission capacity from network operators and then bundles them as products for sale to consumers.

NGN — Next Generation Network.

In the classic architecture of modern telephone networks, voice and data transmissions are routed via different technical platforms. The aim of a next generation network is to combine both functions to provide integrated voice-data services. NGNs are based entirely on IP technology.

Optical fiber.

Channel for optical data transmission.

PAYG — Pay as you go.

PAYG customers are customers who have not selected a plan with a basic monthly fee.

Prepaid.

In contrast to postpaid contracts, prepaid communication services are services for which credit has been purchased in advance with no fixed-term contract obligations.

Deutsche Telekom First three quarters 2006

Preselection.

Preselection of a telephone company. A procedure where customers preselect a certain provider - known as a long-distance carrier.

Resale.

Resale of products to competitors (also Wholesale).

Roaming.

A feature of cellular mobile communications networks that ensures that activated mobile stations remain accessible, regardless of location, in all radio cells of the entire area served by the network. Roaming can also include similar networks run by different operators, as is the case with international roaming within the pan-European GSM system.

SIM card — Subscriber Identification Module card.

Chip card that is inserted into a cell phone and which contains all the data of the subscriber.

Single play.

see Triple play.

SMS and MMS.

The Short Message Service (SMS) is a telecommunications service for the transmission of text messages. It was initially developed for GSM mobile communications and is now also available in the fixed network. The further development of SMS is the Multimedia Messaging Service (MMS) which allows the transmission of various media such as text, images, animations, video and audio clips in a single message. SMS, and MMS in particular, refer not only to the services, but also to the messages themselves.

Stakeholder.

The stakeholder approach is an extension of the shareholder value approach used extensively in business management. In contrast to the shareholder value principle, which focuses on the needs and expectations of a company’s shareholders, the stakeholder approach attempts to appreciate the company against its overall social background and reconcile the needs of the different stakeholders. In addition to shareholders, stakeholders include staff, customers, suppliers, the government, and the public at large.

Timeshift TV.

Function that allows TV viewers to record a particular show and to interrupt programs and continue them at a later time of their choosing. This is done via either a local hard disk or a server.

T-Net.

Deutsche Telekom’s digitized telephone network.

Triple play.

Refers to the interaction between voice and data communication and interactive media. Accordingly, the combination of voice and data communication is referred to as double play, and voice communication by itself as single play.

Deutsche Telekom First three quarters 2006

UMTS — Universal Mobile Telecommunications System.

Third-generation international mobile communications standard that unites mobile multimedia and telematics services in the frequency spectrum of 2 GHz.

Upstream.

Data transmission from the user’s PC to an Internet server. The transmission of data in the opposite direction is referred to as downstream.

VDSL — Very high bit rate Digital Subscriber Line.

New technology used to transmit exceptionally high data rates via a fiber-optic network.

Video on demand.

A service that allows subscribers to retrieve and watch a selection of movies (on video) at any time. Videos are either broadcast to subscribers over the broadband cable network or over DSL and the telephone network. The back channel used to send movie selection information to the broadcasting center is available with DSL, but not with the broadband cable network. For VoD over broadband cable, a back channel can therefore be established over the telephone network.

VoIP — Voice over Internet Protocol.

Technology used to make telephone calls via the Internet. Three methods are available: PC to PC, PC to fixed-network lines, and telephone calls via IP-based internal networks.

Wholesale.

The business of selling services to third parties who in turn sell them to their own end customers either directly or after further processing (see also Resale).

WLAN — Wireless Local Area Network.

Wireless networks for mobile Internet access. The network can also connect multiple computers to each other or to a central information system, a printer, or a scanner.

Deutsche Telekom First three quarters 2006

Disclaimer.

This Report (particularly the chapter titled “Outlook”) contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. They are generally identified by the words “expect,” “anticipate,” “believe,” “intend,” “estimate,” “aim,” “goal,” “plan,” “will,” “seek,” “outlook” or similar expressions and include generally any information that relates to expectations or targets for revenue, adjusted EBITDA or other performance measures. Forward-looking statements are based on current plans, estimates and projections. You should consider them with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of the company’s Form 20-F report filed with the U.S. Securities and Exchange Commission. Among the relevant factors are the progress of Deutsche Telekom’s workforce reduction initiative and the impact of other significant strategic or business initiatives, including acquisitions, dispositions and business combinations. In addition, regulatory rulings, stronger than expected competition, technological change, litigation and regulatory developments, among other factors, may have a material adverse effect on costs and revenue development. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom can offer no assurance that its expectations or targets will be achieved. Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise. Deutsche Telekom does not reconcile its adjusted EBITDA guidance to a GAAP measure because it would require unreasonable effort to do so. As a general matter, Deutsche Telekom does not predict the net effect of future special factors because of their uncertainty. Special factors and interest, taxes, depreciation and amortization (including impairment losses) can be significant to the company’s results. Among the adjustments to be made in determining adjusted EBITDA in 2006 and 2007 will be the costs of the Group’s workforce adjustment initiative, which Deutsche Telekom estimates will result in costs and charges totaling approximately EUR 3.3 billion.

In addition to figures prepared in accordance with IFRS, Deutsche Telekom presents non-GAAP financial performance measures, e.g., EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBIT, adjusted net profit, free cash flow, gross debt and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to the chapter “Reconciliation of pro forma figures” of this Report, which is also posted on Deutsche Telekom’s Investor Relations Web site at www.deutschetelekom.com.

Deutsche Telekom First three quarters 2006

Contacts.

Deutsche Telekom AG
Zentralbereich Konzernkommunikation
Postfach 20 00, D-53105 Bonn
Phone    +49 (0) 228 181 49 49
Fax         +49 (0) 228 181 9 40 04

This Group report can be downloaded
from the Investor Relations site
on the Internet at:
www.deutschetelekom.com

For further information
please refer to:
www.t-mobile-international.com
www.t-com.de
www.t-online.net
www.t-systems.com

Investor Relations, Bonn office
Phone    +49 (0) 228 181 8 88 80
Fax         +49 (0) 228 181 8 88 99
E-mail: investor.relations@telekom.de

Investor Relations, New York office
Phone    +1 212 424 2926
Phone    1 877 DT SHARE (toll-free)
Fax         +1 212 424 2986
E-mail:   investor.relations@usa.telekom.de

This Group Report for the first three quarters of 2006
is also available in German.

The German print version of this
Group Report shall prevail.

This Group Report is a publication
of Deutsche Telekom AG, Investor Relations.

KNr. 642 100 125 — German
KNr. 642 100 126 — English

Printed on chlorine-free bleached paper using mineral oil-free inks.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on tis behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Guido Kerkhoff
Name: Guido Kerkhoff
Title: Senior Executive Vice President Chief Accounting Officer

Date: November 14, 2006